EXHIBIT 99.3

LAURENTIAN GOLDFIELDS LTD.

and

CLAUDE RESOURCES INC.

ASSET PURCHASE AGREEMENT

December 19, 2013

TABLE OF CONTENTS

PART 1 INTERPRETATION		1

1.1	Definitions	1
1.2	Schedules	8
1.3	Interpretation	8
1.4	Governing Law	9
1.5	Severability	9
1.6	Entire Agreement	9
1.7	Waiver	10

PART 2 Purchase and Sale		10

2.1	Purchase	10
2.2	Consideration	10
2.3	Assignment of Rights to the Assets	11
2.4	Promissory Notes	11

PART 3 Representations and Warranties of the Vendor		11

3.1	Representations and Warranties of the Vendor	11
3.2	Survival of Representations and Warranties of the Vendor	16
3.3	Reliance	16

PART 4 Representations and Warranties of The Purchaser		17

4.1	Representations and Warranties of the Purchaser	17
4.2	Other Representations	20
4.3	Survival	20
4.4	Reliance	20

PART 5 Covenants		21

5.1	Covenants of the Vendor	21
5.2	Covenants of the Purchaser	23
5.3	Mutual Covenants	25
5.4	Confidentiality	26

PART 6 Closing		27

6.1	Closing Date and Location	27
6.2	Closing	27
6.3	Deliveries by Purchaser at Closing	28
6.4	Deliveries by Vendor at Closing	29

PART 7 MUTUAL CONDITIONS PRECEDENT		31

7.1	Mutual Conditions Precedent	31

PART 8 PURCHASER’S Conditions Precedent		31

8.1	Purchaser’s Conditions	31
8.2	Waiver	32

PART 9 VENDOR’S Conditions Precedent		32

9.1	Vendor’s Conditions	32

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9.2	Waiver	33

PART 10 FURTHER ASSURANCES and related indemnification		33

10.1	Further Assurances	33
10.2	Vendor to Hold Madsen Project Interests in Trust and Facilitate Access	33
10.3	Indemnification of the Vendor	34

PART 11 continuing covenants		34

11.1	Participation Right	34
11.2	Voting Agreement	35
11.3	Right of Placement	35
11.4	Notices relating to the Projects	35

PART 12 Indemnities		36

12.1	Indemnification of Purchaser by Vendor	36
12.2	Claims Under Vendor’s Indemnities	36
12.3	Indemnification of Vendor by Purchaser	38
12.4	Claims Under Purchaser’s Indemnities	38
12.5	Environmental Indemnity	40
12.6	Survival of Indemnities	40

PART 13 TERMINATION, AMENDMENT AND WAIVER		41

13.1	Termination	41
13.2	Notice of Termination	41
13.3	Effect of Termination	41
13.4	Amendment	42
13.5	Extension and Waiver	42

PART 14 General		42

14.1	Expenses	42
14.2	Time	42
14.3	Notices	43
14.4	Further Assurances	44
14.5	Enurement	44
14.6	Assignment	44
14.7	Counterparts	44
14.8	Language	44

Schedule "A" DESCRIPTION OF MADSEN PROJECT PROPERTIES	A-1

Schedule "B" BUILDINGS AND EQUIPMENT	B-1

Schedule "C" CONTRACTS	C-1

Schedule "D" PERMITTED ENCUMBRANCES	D-1

Schedule "E" PURCHASER’S AUTHORIZATIONS	E-1

Schedule "F" VENDOR’S AUTHORIZATIONS AND PERMIT MATTERS	F-1

Schedule "G" ENVIRONMENTAL MATTERS	G-1

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ASSET PURCHASE AGREEMENT

THIS AGREEMENT is made as of December 19, 2013,

BETWEEN:

LAURENTIAN GOLDFIELDS LTD. a corporation existing under the laws of the Province of British Columbia having its principal place of business at 520 – 800 West Pender Street, Vancouver, British Columbia, Canada V6C 2V6

(“Purchaser”)

AND

CLAUDE RESOURCES INC. a corporation existing under the laws of Canada having its principal place of business at 200 – 224th Avenue S., Saskatoon, Saskatchewan, Canada S7K 5M5

(“Vendor”)

WHEREAS:

A.	Vendor owns a 100% interest in the Assets;

B.	Vendor wishes to sell, and Purchaser wishes to purchase, all of Vendor’s interest in the Assets, including the Madsen Project.

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the premises and mutual agreements and covenants herein contained, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties covenant and agree as follows:

PART 1
INTERPRETATION

1.1 Definitions

In this Agreement, the words defined above have the meanings ascribed thereto and the following words and phrases shall have the following meanings:

(a)	“Aboriginal Claims” means, in respect of the Madsen Project, any and all claims to aboriginal rights or title or interest or treaty rights, and any and all Proceedings in relation thereto whether or not they are: (A) made before, at or after the Closing Date; (B) proven in a court of law; or (C) made in Proceedings; and any duty or obligation to share information with, consult or accommodate or receive consent from any Aboriginal Group;

(b)	“Aboriginal Group” means any Indian band, first nation or aboriginal group, house, tribal council or other aboriginal organization;

(c)	“Affiliate” has the meaning ascribed thereto under the Securities Act (British Columbia);

(d)	“Agreement” shall mean this Asset Purchase Agreement, together with the recitals above and the Schedules hereto, as amended, supplemented or otherwise modified from time to time;

(e)	“Assets” means the:

(i)	Madsen Project;

(ii)	Contracts;

(iii)	Business and Technical Information;

(iv)	Buildings and Equipment; and

(v)	intangibles, licenses and permits used in connection with the Madsen Project;

(f)	“Authorization” means, with respect to any Person, any authorization, order, permit, approval, grant, licence, consent, right, franchise, privilege, certificate, judgment, award, determination, direction or decree of any Government Authority, whether or not having the force of law, having jurisdiction over such Person;

(g)	“Books and Records” means all books, accounts, records, files, documents and other written information relating to the Assets;

(h)	“Buildings” means the storage facilities, offices and other buildings, structures and infrastructure situated at the Madsen Project, including all fixtures and improvements forming part thereof as set out on Schedule “B”;

(i)	“Business Day” means any day, other than a Saturday, Sunday or any statutory holiday, when banks are open for business in the city of Vancouver, British Columbia, Canada;

(j)	“Business and Technical Information” means all financial, operating, technical and other information and data in whatever form and however communicated, developed, conceived, originated or obtained in connection with the Madsen Project, including exploration results, drill core and logs, metallurgical samples and test results, engineering studies, mine plans, digital data files, feasibility reports and calculations of mineral reserves and resources, in the possession of, or owned by, the Vendor, but expressly excludes any such information pertaining to any other project or business of the Vendor;

(k)	“Closing” means the completion of the transactions of purchase and sale contemplated in this Agreement;

(l)	“Closing Date” means subject to Section 6.1 sixty days after the date hereof, or such other date as may be agreed to in writing by the Parties as the date on which the Closing shall take place;

(m)	“Closing Time” means 10:00 a.m. (Vancouver time) on the Closing Date or such other time as may be agreed to in writing by the Parties;

(n)	“Consents and Notices” means:

(i)	all requirements of any Government Authorities;

(ii)	Vendor Authorizations and Purchaser Authorizations;

(iii)	all consents, approvals or notices required to be given to or received from any Person pursuant to a Contract;

(iv)	all filings, registrations or notices to any Government Authority required under Law; and

(v)	the expiration of all notice periods established under Law, established by any Government Authority or established pursuant to any Contract,

necessary to permit the consummation of the transactions contemplated by this Agreement;

(o)	“Consideration” has the meaning ascribed to it in Section 2.2 of this Agreement;

(p)	“Contaminants” means any hazardous, toxic, deleterious, polluting or contaminating substance, product, material or waste which alone or in combination are defined, listed, prohibited, controlled or otherwise regulated by Government Authorities or under Environmental Laws, or which could cause harm, adverse effects or impacts, degradation, impairment or damage to the environment or any of its constituent components, or to human health or safety, and includes Hazardous Substances;

(q)	“Contracts” means those subsisting agreements, contracts, memorandum of understandings, instruments, leases, permits, licenses (including mining licenses) and other commitments, oral or written, entered into by the Vendor or by which the Vendor is bound, relating to the Madsen Project, as set out in Schedule “C”;

(r)	“Encumbrance” means any mortgage, easement, right-of-way, encroachment, covenant, condition, right of re-entry, right of possession, lease, license, lien, charge, pledge, assignment, option, claim, title defect, hypothecation, security interest, title retention right, including any agreement to give any of the foregoing, or other encumbrance of any nature or kind whatsoever;

(s)	“Environmental Laws” means all Laws relating to health, safety, protection or preservation of the environment or the manufacture, processing, distribution, use, treatment, storage, disposal, discharge, release, transport, sale or handling of Contaminants;

(t)	“Environmental Liabilities” means any and all liabilities in respect of environmental damage, contamination or other environmental problems pertaining to, situate in or on, or caused by or on the Assets or migrating from the Assets to other lands, or that arises from or exists or accrues from or as a result of any activity or operations thereon or related thereto, however and by whomsoever caused, and whether caused by a breach of the applicable Environmental Laws or otherwise, or which occur or arise in whole or in part as a result of events, activities, operations, negligence or any other acts whatsoever, whether arising or incurred before, at or after the Closing. Without limiting the generality of the foregoing, such liabilities shall include those arising from or related to:

(i)	surface, underground, air, ground water, surface water or marine environment contamination;
(ii)	abandonment and reclamation obligations;
(iii)	the restoration, cleanup or reclamation of or failure to restore, cleanup or reclaim any part of the Assets;
(iv)	the breach of applicable Environmental Laws in effect at any time;
(v)	the removal of or failure to remove foundations, structures or Equipment;
(vi)	the release, spill, escape or emission of Contaminants on the Madsen Project or off the Madsen Project; and
(vii)	damages and losses suffered by third parties as a result of any of the occurrences in subclauses (i) through (vi) of this definition;

(u)	“Equipment” means all equipment, machinery or other personal property located at the Madsen Project or being used or purchased for the Madsen Project including, but not limited to, that listed or generally described on Schedule “B” other than those items to be retained by the Vendor as detailed in Schedule “B”;

(v)	“Government Authority” means:

(i)	any domestic or foreign, national, federal, provincial, state, regional, municipal, county or other local government;

(ii)	any body exercising any statutory, regulatory, expropriation or taxing authority on behalf or under the authority of any of the governments described in (i) above or any Laws, including any ministry, directorate, department, commission, bureau, board, administrative or other agency, regulatory body or instrumentality thereof;

(iii)	any quasi-governmental or private body exercising any statutory, regulatory, expropriation or taxing authority operating under the authority of any of the governments described in (i) above or any Laws; and

(iv)	any domestic or foreign judicial, quasi-judicial or administrative court, tribunal, commission, board or panel acting under the authority of any of the governments described in (i) above or any Laws;

(w)	“Hazardous Substance” means any substance, pollutant or contaminant, that is considered hazardous, deleterious, toxic, noxious, harmful or dangerous, that is defined, referred to in or regulated pursuant to any Environmental Laws;

(x)	“Initial Cash Consideration” has the meaning ascribed to it in Section 2.2(a) of this Agreement;

(y)	“Initial Closing Shares” has the meaning ascribed to it in Section 2.2(c) of this Agreement;

(z)	“Jael Lands” means the mineral titles and interest in the lands and premises described as such in Schedule “A”;

(aa)	“Judgment” means, any judgment, decree, order, decision, injunction, award or ruling of any Government Authority;

(bb)	“Laws” means all domestic or foreign federal, national, provincial, state, regional, municipal, local or other constitutions, treaties, laws, statutes, codes, ordinances, decrees, rules, regulations, by-laws, communiqués, policies, voluntary restraints, guidelines, requirements, directives and any Judgments, including general principles of civil or common law, binding on or affecting the Person referred to in the context in which such word is used;

(cc)	“Madsen Lands” means the mineral titles and interest in the lands and premises described as such in Schedule “A”;

(dd)	“Madsen Project” means the Madsen Lands and the Jael Lands;

(ee)	“Market Price” means the market price of shares in the capital of the Purchaser calculated by taking the weighted average trading price for the shares of the Purchaser traded on the TSXV during the 20 days immediately preceding the applicable date;

(ff)	“Materially Adverse Effect” means any state of facts which, either individually or in the aggregate, is, or would reasonably be expected to be, material and adverse to the business, operations, results of operations, prospects, properties, assets, liabilities, obligations or condition (financial or otherwise);

(gg)	“Mortgages” means those mortgages registered against the Madsen Project in favour of Canadian Western Bank and Norrep Credit Opportunities Fund Inc.;

(hh)	“Parties” means the Vendor and the Purchaser, and “Party” means either of them;

(ii)	“Permitted Encumbrance” means

(i)        any Encumbrance granted under any Contract listed in Schedule “C”, but not including the Credit Agreements with Norrep Credit Opportunities Fund Inc. and Canadian Western Bank; and

(ii)        the Encumbrances listed in Schedule “D”;

(jj)	“Person” includes an individual, corporation, body corporate, partnership, joint venture, association, trust or unincorporated organization or any trustee, executor, administrator or other legal representative thereof or heirs, successors and assigns of such persons as the context may require;

(kk)	“Private Placement” means the private placement of equity securities of the Purchaser to be completed in connection with the purchase of the Assets;

(ll)	“Proceeding” means any action, cause of action, suit or proceeding, including appeals or applications for review, before or by any Government Authority, arbitrator or arbitration board or any investigation or inquiry by any Government Authority;

(mm)	“Promissory Notes” has the meaning ascribed to it in Section 2.4 of this Agreement;

(nn)	“Purchaser’s Authorizations” means the authorizations, approvals and consents described in Schedule “E”, which are required by the Purchaser to complete the transactions contemplated under this Agreement;

(oo)	“Purchaser's Information” means all publicly available information regarding the Purchaser filed under Securities Laws including, but not limited to, any financial statements and related management's discussion and analysis, prospectuses, annual information forms, offering memoranda, material change reports and press releases filed by the Purchaser with the TSXV and any applicable Canadian securities regulatory authority during the 5 years preceding the date hereof;

(pp)	“Purchaser’s Performance Bond” has the meaning ascribed to it in Section 2.2(b) of this Agreement;

(qq)	“Purchaser’s Solicitors” means the law firm of McMillan LLP;

(rr)	“Reporting Provinces” means the Provinces of British Columbia and Alberta collectively;

(ss)	“Security Agreement” has the meaning ascribed to it in Section 2.4 of this Agreement;

(tt)	“Securities Laws” means the securities legislation and regulations of, and the instruments, policies, rules, orders, codes, notices and interpretation notes of the applicable securities regulatory authority or applicable securities regulatory authorities of, the applicable jurisdiction or jurisdictions collectively;

(uu)	“Tax” means all forms of direct or indirect taxation, duties, levies, charges, fees, withholding (including but not limited to health, welfare, social security, employment and similar payments) and imposts, whether payable directly or indirectly, including corporate tax, partnership tax (or any other business tax), income tax, value added tax, stamp tax, banking and insurance transactions tax, municipality taxes, social security taxes, customs and other import duties, capital gains tax, withholding tax on securities trading transactions and service arrangements with foreign counterparts, expenses, penalties and interest relating to the foregoing or resulting from a failure to comply with any provisions of any enactment relating to any of the foregoing;

(vv)	“Termination Date” means February 18, 2014;

(ww)	“TSXV” means the TSX Venture Exchange;

(xx)	“TSXV Approval” means the conditional approval of the TSXV of the transactions contemplated by this Agreement, including Private Placement and the sale of the Assets from the Vendor to the Purchaser;

(yy)	“Vendor” means Claude Resources Inc.;

(zz)	“Vendor’s Authorizations” means the authorizations, approvals and consents described in Schedule F, which are required by the Vendor to complete the transactions contemplated under this Agreement;

(aaa)	“Vendor's Performance Bond” means the letter of credit provided by Canadian Western Bank on behalf of the Vendor to the Ontario Ministry of Northern Development and Mines in the aggregate amount of $657,000 in connection with the decommissioning of the Madsen Project; and

(bbb)	“Vendor’s Solicitors” means the law firm of MacPherson Leslie & Tyerman LLP.

1.2 Schedules

The following are the Schedules to this Agreement and are incorporated into and form an integral part of this Agreement:

Schedule “A”	Description of Madsen Project Properties
Schedule “B”	Buildings and Equipment
Schedule “C”	Contracts
Schedule “D”	Permitted Encumbrances
Schedule “E”	Purchaser’s Authorizations
Schedule “F”	Vendor’s Authorizations and Permit Matters
Schedule “G”	Environmental Matters

1.3 Interpretation

For the purposes of this Agreement, except as otherwise expressly provided herein:

(a)	“this Agreement” means this Agreement, including the recitals and Schedules hereto, as it may from time to time be supplemented or amended;

(b)	all references in this Agreement to a designated “Part”, “Section”, “Subsection”, or other subdivision, or to a “Schedule”, is to the designated Part, Section, Subsection or other subdivision of or Schedule to this Agreement unless otherwise specifically stated;

(c)	the words “herein”, “hereof” and “hereunder” and other words of similar import refer to this Agreement as a whole and not to any particular Part, Section, Subsection or other subdivision or Schedule;

(d)	the singular of any term includes the plural and vice versa and the use of any term is equally applicable to any gender;

(e)	the word “or” is not exclusive and the word “including” is not limiting (whether or not non-limiting language such as “without limitation” or “but not limited to” or other words of similar import are used with reference thereto);

(f)	all accounting terms not otherwise defined in this Agreement have the meanings assigned to them in accordance with generally accepted accounting principles applicable in Canada, applied on a consistent basis with prior years;

(g)	except as otherwise provided, any reference to a statute includes and is a reference to such statute and to the regulations made pursuant thereto with all amendments made thereto and in force from time to time, and to any statute or regulations that may be passed which have the effect of supplementing or superseding such statute or regulations;

(h)	where the phrase “to the best of the knowledge of” or phrases of similar import are used in this Agreement, it shall be a requirement that the Person in respect of whom the phrase is used shall have made such due enquiries as are reasonably necessary to enable such Person to make the statement or disclosure;

(i)	the headings to the Parts, Sections and Subsections of this Agreement are inserted for convenience only and do not form a part of this Agreement and are not intended to interpret, define or limit the scope, extent or intent of this Agreement or any provision hereof;

(j)	any reference to a corporate entity includes and is also a reference to any corporate entity that is a successor to such entity;

(k)	the representations, warranties, covenants and agreements contained in this Agreement shall not merge at Closing and shall continue in full force and effect from and after the Closing Date for the applicable period set out in this Agreement;

(l)	unless otherwise specifically noted, all references to money in this Agreement are or shall be to money in lawful money of Canada; and

(m)	if any action is required to be taken under this Agreement on a day that is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

1.4 Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the Province of Saskatchewan (and the federal laws of Canada applicable therein), and any disputes arising out of or in connection with this Agreement shall be exclusively resolved by the courts of Saskatchewan.

1.5 Severability

If an arbitrator, court or other tribunal of competent jurisdiction determines that any one or more of the provisions contained in this Agreement is invalid, illegal or unenforceable in any jurisdiction, the validity, legality and enforceability of such provision or provisions shall not in any way be affected or impaired thereby in any other jurisdiction and the validity, legality and enforceability of the remaining provisions contained herein shall not in any way be affected or impaired thereby, unless in either case as a result of such determination this Agreement would fail in its essential purpose.

1.6 Entire Agreement

This Agreement constitutes the entire agreement between the Parties and supersedes all prior agreements and understandings, oral or written, by and between any of the Parties with respect to the subject matter hereof, including the offer letter from the Purchaser to the Vendor dated October 25, 2013 and the mutual confidentiality agreement between the Purchaser and the Vendor dated December 21, 2012.

1.7 Waiver

If any Party breaches any provision of this Agreement, the failure of any other Party to require strict performance shall not constitute a waiver of such breach or otherwise prejudice the other Party from subsequently enforcing the provisions hereof as they relate to the breach in question or any similar or other breach. No waiver of any of the provisions of this Agreement shall be deemed to constitute a waiver of any other provision (whether or not similar) of this Agreement, nor shall such waiver constitute a continuing waiver unless otherwise expressly provided in writing duly executed by the Party to be bound thereby.

PART 2
Purchase and Sale

2.1 Purchase

On and subject to the terms and conditions of this Agreement, including the representations, warranties and covenants contained herein, the Vendor agrees to sell, assign, transfer and convey unto the Purchaser and the Purchaser agrees to purchase from the Vendor all of the Vendor's interest in the Assets free and clear of all Encumbrances, other than Permitted Encumbrances.

2.2 Consideration

As consideration for the sale, assignment, transfer and conveyance by the Vendor to the Purchaser of the Assets pursuant to this Agreement, the Purchaser will (subject to standard adjustments at Closing related to, among other things, property taxes):

(a)	at Closing, pay to the Vendor $3,750,000 in cash consideration (the “Initial Cash Consideration”), by certified cheque, bank draft or wire transfer payable to the Vendor;

(b)	at Closing, the Purchaser will deliver a performance bond from the Purchaser or from a financial institution on behalf of the Purchaser in such amount as is currently required by the Ontario Ministry of Northern Development and Mines in connection with the decommissioning of the Madsen Project (the “Purchaser's Performance Bond”).

(c)	at Closing, issue to the Vendor that number of common shares of the Purchaser equal to 19.9% of the issued and outstanding common shares of the Purchaser calculated after the completion of the Private Placement in the amount of $7,500,000 in gross proceeds and after completion of the issuance to the Vendor of the number of common shares of the Purchaser to be issued to the Vendor pursuant to this Section 2.2(c) (the “Initial Closing Shares”);

(d)	three months after the Closing Date, pay to the Vendor $2,500,000 in cash consideration, by certified cheque, bank draft or wire transfer payable to the Vendor; a Promissory Note in such amount will be delivered to the Vendor at Closing; and

(e)	six months after the Closing Date, pay to the Vendor $2,500,000 in either cash consideration or in common shares of the Purchaser, with such common shares to be issued at a deemed issue price equal to the Market Price as at the payment date, with the form of payment being at the discretion of the Purchaser; a Promissory Note in such amount will be delivered to the Vendor at Closing;

((a), (b), (c) (d) and (e) are collectively, the “Consideration”).

2.3 Assignment of Rights to the Assets

Upon receipt by the Vendor of the Initial Cash Consideration, Initial Closing Shares, Promissory Notes and Security Agreement, and the delivery of the Purchaser's Performance Bond as required by Section 2.2(b), all right, title and interest in and to the Assets shall, as between the Parties, be deemed to be transferred to, and held by, the Purchaser notwithstanding any further actions which must be taken by the Parties to effectively transfer title to the Purchaser after Closing.

2.4 Promissory Notes

At Closing, the Purchaser shall issue in favour of the Vendor two promissory notes representing the Consideration payable in Sections 2.2(d) and (e) (the “Promissory Notes”), and shall issue a security agreement in favour of the Vendor granting a security interest in and to the Assets (the “Security Agreement”), to secure payment of the amounts owing pursuant to the Promissory Notes. The Promissory Note referred to in Section 2.2(d) shall become due and payable by the Purchaser to the Vendor three months after the Closing Date. The Promissory Note referred to in Section 2.2(e) shall become due and payable by the Purchaser to the Vendor six months after the Closing Date, provided, however, that if the Purchaser elects to pay such amount in common shares of the Purchaser as provided for in Section 2.2(e), such Promissory Note will be deemed cancelled and shall be returned by the Vendor to the Purchaser.

PART 3
Representations and Warranties
of the Vendor

3.1 Representations and Warranties of the Vendor

To induce the Purchaser to enter into and complete the transactions contemplated by this Agreement, the Vendor represents and warrants to the Purchaser as representations and warranties that are true and correct as at the date of this Agreement and that shall be true and correct on the date of this Agreement and the Closing Date as if such representations and warranties were made on each of the date of this Agreement and the Closing Date (except insofar as such representations and warranties are stated to be given as of a particular date or for a particular period and relate solely to such date or period), as follows:

(a)	Incorporation and Status of the Vendor – The Vendor is a body corporate duly formed, organized and validly subsisting under the laws of the jurisdiction of its incorporation or organization and is duly qualified to carry on business in the jurisdictions in which it carries on business or owns the Assets;

(b)	Power and Authority – The Vendor has all necessary corporate power and capacity to enter into this Agreement and all documents and agreements contemplated herein to which the Vendor is or becomes a party, to perform its obligations hereunder and thereunder, and to transfer the legal and beneficial title to and ownership of the Assets to the Purchaser, free and clear of all Encumbrances except Permitted Encumbrances. The execution and delivery of this Agreement by the Vendor has been duly authorized by all necessary corporate action on the part of the Vendor and no other corporate proceedings on the part of the Vendor is necessary to authorize this Agreement and the transactions contemplated hereunder;

(c)	Agreement Valid – This Agreement has been duly executed and delivered by the Vendor and constitutes a legal, valid and binding obligation of the Vendor, enforceable against the Vendor in accordance with its terms, subject to such limitations and prohibitions as may exist or may be enacted in applicable laws relating to bankruptcy, insolvency, liquidation, moratorium, reorganization, arrangement or winding-up and other laws, rules and regulations of general application affecting the rights, powers, privileges, remedies and/or interests of creditors generally;

(d)	No Violation – The execution and delivery by the Vendor of this Agreement and performance by the Vendor of its obligations hereunder and the transactions contemplated hereby, including, but not limited to transferring the legal and beneficial title to and ownership of the Assets to the Purchaser, will not result in:

(i)	a violation or breach of any provision of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, shot-gun, acceleration or cancellation of or under:

(1)	the Vendor’s constating documents or any resolution of its directors or shareholders;

(2)	to the best of the knowledge of the Vendor, any Judgment; or

(3)	any agreement, arrangement or understanding to which the Vendor is a party or by which it is bound or affected that could reasonably be expected to have a Materially Adverse Effect on the Assets taken as a whole; or

(ii)	a material breach of any applicable corporate or securities Law;

(e)	Consents and Approval – Other than the Vendor Authorizations, there is no requirement for the Vendor to give or receive any Consents and Notices or obtain any Authorization in order for the Vendor:

(i)	to consummate the transactions contemplated by this Agreement;

(ii)	to execute and deliver this Agreement and all of the documents and instruments to be delivered by the Vendor under this Agreement; or

(iii)	to render this Agreement legal, valid, binding and enforceable against it;

(f)	Acts of Bankruptcy – The Vendor has not proposed a compromise or arrangement to its creditors generally, has taken any proceeding with respect to such a compromise or arrangement, has taken any proceeding to have itself declared bankrupt or wound-up, has taken any proceeding to have a receiver appointed in respect of any part of the Assets and, at present, no encumbrancer or receiver has taken possession of any of its property and no execution or distress is enforceable or levied upon any of its property that is material to the Vendor and no petition for a receiving order in bankruptcy is filed against it;

(g)	Litigation – The Vendor is not a party to any Proceedings that could materially affect its business, operations, financial condition, the Assets or the Equipment and, to the best of the knowledge of the Vendor, no such Proceedings are contemplated or have been threatened;

(h)	Judgements – To the best of the knowledge of the Vendor, there are no Judgments against the Vendor that are unsatisfied;

(i)	Compliance with Laws – The Vendor is not in breach of any Laws which may have a Materially Adverse Effect on the business and operations concerning the Assets and has not received any notice or claim of any alleged breach or violation of any Laws;

(j)	Accuracy of Books and Records – All material transactions of the Vendor related to the Assets have been properly recorded in the Books and Records in all material respects;

(k)	Assets – The Vendor directly owns all interest in and to and has good and marketable title to the Assets, free and clear of all Encumbrances, adverse claims, interests of others and demands of any nature or kind whatsoever recorded or unrecorded other than Permitted Encumbrances;

(l)	Rights of Assets – The Vendor has the exclusive right to possess, use, occupy and dispose of the Assets, subject only to the rights of other parties to the Contracts and the rights of Government Authorities pursuant to any lease, registration permit or license listed in Schedule “A” of this Agreement;

(m)	Mineral Rights – Schedule “A” contains accurate descriptions of all real property, surface rights, mineral rights, mineral claims, mining leases, real property, easements, rights-of-way and other mineral or property interests of the Madsen Project in respect of which the Vendor is the beneficial, legal and/or registered owner or has an ownership, leasehold or other interest. The Vendor has good and marketable title to its interest in the Madsen Project free and clear of all Encumbrances, adverse claims, interests of others and demands of any nature or kind whatsoever recorded or unrecorded, except for the Permitted Encumbrances;

(n)	Water Rights - The Vendor does not hold any water rights on or in respect of the Madsen Project and, to the best of the knowledge of the Vendor, except for water sources that have been designated by applicable governmental authorities for domestic supply, no third parties have acquired any surface or underground water and water rights or ditch and ditch rights, well and well rights, reservoir and reservoir rights, stock or interests in irrigation or ditch companies appurtenant to the Madsen Project, and no rights to water for use at or in connection with the Madsen Project or the mining of minerals from the Madsen Project have been leased, transferred or disposed of to any party by the Vendor and no party has provided notice to the Vendor that they have or are entitled to any such water rights from the Madsen Project;

(o)	Surface Rights – The Vendor is the legal or beneficial owner of the surface rights in the Madsen Project set out in Schedule “A”;

(p)	Leases – The Vendor is not party to or bound by any leases of real property or mineral rights connected with the Madsen Project other than those described in Schedule “A”, and all such leases (x) are in good standing, (y) are valid and effective in accordance with their respective terms, and (z) have had all material payments required to be paid by the Vendor under such leases duly paid. Further, there is not, under any of the leases listed in Schedule “A”, any existing material default or event of default (or event which with notice or lapse of time, or both would constitute a material default; or would constitute a basis of force majeure or other claim of excusable delay or non-performance) of the Vendor and, to the best of the knowledge of Vendor, no other Person is in default thereunder and no event has occurred that is reasonably likely to result in the revocation or withdrawal of any such rights;

(q)	Status of the Madsen Project

(i)	All interests comprising the Madsen Project that are required to be recorded under applicable Law have been duly and validly issued and recorded, and the Madsen Project is presently in good standing under applicable Law, and, there is no pending or threatened claim in respect of the Madsen Project or the Vendor’s interest in or to the Madsen Project;

(ii)	The Vendor is not obligated under any forward sale contract with respect to minerals produced or producible from the Madsen Project under which sales proceeds are paid by the purchaser in advance of delivery;

(iii)	All filings and Tax or other payments required to maintain the Madsen Project are in good standing and have been properly and timely recorded, paid and filed with the appropriate Government Authorities; and

(iv)	There has been no act or omission by the Vendor which could result, whether by notice or lapse of time or both, in the breach, termination, abandonment, forfeiture, relinquishment or other premature termination of the Vendor’s interest in the Madsen Project or its ownership interest in and to the Madsen Project or any rights of the Vendor with respect thereto;

(r)	No Adverse Claims – Except for Permitted Encumbrances, there are no adverse claims or challenges to or against the Vendor’s ownership of interest in or title to the Assets or the validity thereof, nor, to the best of the knowledge of the Vendor, is there any basis therefor. The Vendor has not received notice from any Person claiming rights on interests in or to the Assets or an Encumbrance on the Assets and there are no outstanding agreements or rights or options to acquire or purchase the Assets or any portion thereof and no Person, firm or corporation has any proprietary or possessory interest in the Assets other than the Vendor, and no Person is entitled to any royalty or other payment in the nature of rent or royalty on any mineral products therefrom other than the Permitted Encumbrances;

(s)	Possession – No Person, other than the Vendor, is entitled to be in possession, including any mortgagee, of the whole or any part of the Assets as contemplated under applicable Laws;

(t)	Encroachments – The Vendor has not received any notices from any Person that the Buildings or Equipment infringe or encroach upon the rights of such Person or that such Person has any rights to any concessions lying within the concession boundaries of the Madsen Project and they are not aware of any such infringements or encroachments or rights to such concessions;

(u)	Contracts

(i)	Contracts – Except for the contracts described in Schedule “C”, the Vendor is not a party to any Contract related to the Madsen Project;

(ii)	Contracts Assignable – Subject only to the Vendor Authorizations set out in Schedule “F”, all of the Contracts are assignable to the Purchaser; and

(iii)	Copies of Agreements – True, correct and complete copies of all Contracts and Vendor Authorizations have been delivered to the Purchaser or will be delivered to the Purchaser prior to the Closing;

(v)	Insurance

(i)	Insurance – All policies of insurance related to the Madsen Project maintained by the Vendor are in good standing; and

(ii)	Outstanding Claims – To the best of the knowledge of the Vendor, no threatened or actual material claims against or under any insurance policies of the Vendor providing coverage of the Madsen Project have been made, except for claims that have been settled, satisfied or otherwise terminated, with no remaining liability to the Vendor;

(w)	Environmental Laws – Except as disclosed in Schedule "G", to the best of the knowledge of the Vendor, the Vendor is, with respect to the Madsen Project, in material compliance with all Environmental Laws relating to the protection of the environment, occupational health and safety or the processing, use, treatment, storage, disposal, discharge, transport or handling of any Contaminants;

(x)	Environmental Compliance Notice – Except as disclosed in Schedule "G", the Vendor has not at any time, with respect to the Madsen Project

(i)	received any written notice, written notice of default, order, summons, or notice of Judgment or commencement of Proceedings related to any material violation, breach, liability or remedial action (or alleged material breach, liability or remedial action) arising under Environmental Laws that could reasonably be expected to have, individually or in the aggregate, a Materially Adverse Effect on the Assets; or

(ii)	given any written undertakings with respect to remedying any breach of, or liability under, Environmental Laws that have not been duly performed, which breach or liability could reasonably be expected to have, individually or in the aggregate, a Materially Adverse Effect on the Assets; and

(y)	No Option – There is no written or oral agreement, option, understanding or commitment or any right or privilege capable of becoming an agreement, for the purchase of the Assets, other than this Agreement.

3.2 Survival of Representations and Warranties of the Vendor

The representations and warranties of the Vendor set out in Section 3.1 shall survive the Closing and the payment of the Consideration and shall continue in full force and effect for a period of two years from the Closing Date, for all matters, except a claim for breach of any of the representations and warranties by the Vendor in or pursuant to this Agreement involving fraud or fraudulent misrepresentation on the part of the Vendor may be made against the Vendor at any time following the Closing Date, subject only to applicable limitation periods imposed by Law.

3.3 Reliance

The Vendor acknowledges and agrees that the Purchaser has entered into this Agreement relying on the warranties and representations, covenants and other terms and conditions of this Agreement, notwithstanding any independent searches or investigations that have been or may be undertaken by or on behalf of the Purchaser, and that no information which is now known or should be known or which may hereafter become known to the Purchaser or its officers, directors or professional advisers shall limit or extinguish the right to indemnification hereunder.

PART 4
Representations and Warranties of The Purchaser

4.1 Representations and Warranties of the Purchaser

In order to induce the Vendor to enter into and to consummate the transactions contemplated by this Agreement, the Purchaser represents and warrants to the Vendor as representations and warranties that are true and correct as at the date of this Agreement and that will be true and correct on each of the date of this Agreement and the Closing Date as if such representations and warranties were made on each of the date of this Agreement and the Closing Date (except insofar as such representations and warranties are stated to be given as of a particular date or for a particular period and relate solely to such date or period), as follows:

(a)	Incorporation and Status – The Purchaser is a body corporate, duly formed, organized and validly subsisting under the laws of the jurisdiction of its existence and:

(i)	is a “reporting issuer” and is not in material default of its obligations under the Securities Laws of the Reporting Provinces;

(ii)	is in good standing with respect to the filing of annual reports with the Registrar of Companies British Columbia; and

(iii)	its common shares are listed on the TSXV and it is not in material default of any of the rules and policies of the TSXV;

(b)	Power and Authority – The Purchaser has all necessary corporate power and capacity to enter into this Agreement and all documents and agreements contemplated herein to which it is or becomes a party, to perform its obligations hereunder and thereunder, and to acquire legal and beneficial title to and ownership of the Assets from the Vendor. The execution and delivery of this Agreement by the Purchaser has been duly authorized by all necessary corporate action on the part of the Purchaser and no other corporate proceedings on the part of the Purchaser are necessary to authorize this Agreement and the transactions contemplated hereunder;

(c)	Agreement Valid – This Agreement has been duly executed and delivered by the Purchaser and constitutes a legal, valid and binding obligation of the Purchaser, enforceable against the Purchaser in accordance with its terms, subject to such limitations and prohibitions as may exist or may be enacted in applicable laws relating to bankruptcy, insolvency, liquidation, moratorium, reorganization, arrangement or winding-up and other laws, rules and regulations of general application affecting the rights, powers, privileges, remedies and/or interests of creditors generally;

(d)	No Violation – The execution and delivery by the Purchaser of this Agreement and performance by the Purchaser of its obligations hereunder and the transactions contemplated hereby, including, but not limited to, acquiring the legal and beneficial title to and ownership of the Assets from the Vendor, will not result in:

(i)	a violation or breach of any provision of, constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, shot-gun, acceleration or cancellation of or under:

(A)	the Purchaser’s constating documents or any resolution of its directors or shareholders;

(B)	to the best of the knowledge of the Purchaser, any Judgment; or

(C)	any agreement, arrangement or understanding to which the Purchaser is a party or by which it or its properties is bound or affected that, individually or in the aggregate, could reasonably be expected to have a Materially Adverse Effect on the Purchaser; or

(ii)	a material breach of any applicable corporate or securities Law;

(e)	Consents and Approval – Other than the Purchaser Authorizations, there is no requirement for the Purchaser to give or receive any Consents and Notices or obtain any Authorization in order for the Purchaser:

(i)	to consummate the transactions contemplated by this Agreement;

(ii)	to execute and deliver this Agreement and all of the documents and instruments to be delivered by the Purchaser under this Agreement; or

(iii)	to render this Agreement legal, valid, binding and enforceable against it;

(f)	Financial Condition – The Purchaser is and, immediately after giving effect to the transactions contemplated under this Agreement, will be, able to pay its debts and obligations as they mature and come due;

(g)	Acts of Bankruptcy – The Purchaser has not proposed a compromise or arrangement to its creditors generally, has not taken any proceeding with respect to such a compromise or arrangement, has not taken any proceeding to have itself declared bankrupt or wound-up, has not taken any proceeding to have a receiver appointed of any part of its assets and, at present, no encumbrancer or receiver has taken possession of any of its property and no execution or distress is enforceable or levied upon any of its property that is material to the Purchaser and no petition for a receiving order in bankruptcy is filed against it;

(h)	Litigation – The Purchaser is not a party to any Proceedings that could materially affect its business, operations or financial condition, and, to the best of the knowledge of the Purchaser, no such Proceedings are contemplated or have been threatened;

(i)	Judgements – To the best of the knowledge of the Purchaser, there are no Judgments against the Purchaser that are unsatisfied;

(j)	Compliance with Laws – The Purchaser is in material compliance with all applicable Laws and it has not received any notice of any alleged breach or violation of any such Laws;

(k)	No Other Securities – Except as disclosed in the Purchaser's Information, and except for the Private Placement and the rights of the Vendor hereunder, there is no:

(i)	Outstanding security of the Purchaser convertible or exchangeable into any share or shares in the capital of the Vendor;

(ii)	Outstanding subscription, option, warrant, call, commitment or agreement obligating the Purchaser to issue any share or shares of its capital or any security or securities of any class or kind which in any way relate to the authorized or issued capital of the Purchaser; or

(iii)	Agreement or commitment which grants to any Person the right to purchase, or call for the allotment or issue of, or otherwise acquire any share in the capital of the Purchaser;

(l)	Share Capital – The authorized and issued share capital of the Purchaser consists of an unlimited number of common shares and an unlimited number of preferred shares of which 9,353,190 common shares and nil preferred shares are issued and outstanding as of December 18, 2013;

(m)	Public Disclosure – Each of the documents which contains any of the Purchaser's Information is, as of the date thereof, in compliance in all material respects with the Securities Laws of the Reporting Provinces and did not at the time of filing contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading;

(n)	Reporting Issuer – On the Closing Date, the Purchaser will be a reporting issuer in the Reporting Provinces and shall continue to use its commercially reasonable efforts to maintain its status as a reporting issuer and have its common shares listed on the TSXV for at least two years following the Closing Date;

(o)	Listing – The common shares of the Purchaser are listed on the TSXV and the Initial Closing Shares will, at the time of issue, have been conditionally approved for listing on the TSXV;

(p)	Resale of Shares – The Initial Closing Shares will not be subject to a restricted period or statutory hold period under the Securities Laws of the Reporting Provinces or of Saskatchewan, or to any resale restriction under the policies of the TSXV, which extends beyond four months and one day after the Closing Date;

(q)	Issue of Initial Closing Shares – The execution of this Agreement and the Issue by the Purchaser to the Vendor of the Initial Closing Shares will be exempt from the registration and prospectus requirements of Securities Laws;

(r)	Issue of Initial Closing Shares is Valid – All necessary corporate action has been taken or will have been taken prior to Closing to authorize the issue and the delivery of the Initial Closing Shares at Closing and the Initial Closing Shares will be validly issued as fully paid and non-assessable shares;

(s)	Shares to be Set Aside – If necessary, the Purchaser will reserve and set aside sufficient shares in its treasury to issue the Initial Closing Shares and any common shares that may be issued pursuant to Section 2.2(e); and

(t)	No Cease Trade Order – No order ceasing or suspending trading in the securities of the Purchaser nor prohibiting the sale of such securities has been issued to or in respect of the Purchaser or its directors, officers or promoters and to the best of the knowledge of the Purchaser, no investigations or proceeding for such purposes are pending or threatened.

4.2 Other Representations

All statements contained in any certificate or other instrument delivered by or on behalf of the Purchaser pursuant hereto or in connection with the transactions contemplated by this Agreement shall be deemed to be representations and warranties by the Purchaser hereunder.

4.3 Survival

The representations and warranties of the Purchaser hereunder shall survive the Closing and the purchase of the Assets, and, notwithstanding the Closing and the purchase of the Assets, the representations and warranties of the Purchaser shall continue in full force and effect for the benefit of the Vendor for a period of two years from the Closing Date for all matters, except a claim for breach of any of the representations and warranties by the Purchaser in or pursuant to this Agreement involving fraud or fraudulent misrepresentation on the part of the Purchaser may be made against the Purchaser at any time following the Closing Date, subject only to applicable limitation periods imposed by Law.

4.4 Reliance

The Purchaser acknowledges and agrees that the Vendor has entered into this Agreement relying on the warranties and representations, covenants and other terms and conditions of this Agreement notwithstanding any independent searches or investigations that have been or may be undertaken by or on behalf of the Vendor and that no information which is now known or should be known or which may hereafter become known to the Vendor or its professional advisers shall limit or extinguish the right to indemnification hereunder.

PART 5

Covenants

5.1 Covenants of the Vendor

The Vendor covenants and agrees that, during the period from the date of this Agreement to the Closing Time, the Vendor shall do the following:

(a)	Access – Permit the Purchaser and its employees, agents, technical and professional advisors and other representatives, between the date hereof and the Closing Date, upon reasonable advance notice to the Vendor of such proposed access, to have reasonable access during normal business hours, without interruption to any business being carried out by the Vendor on the premises, to the premises and such employees, all as may be authorized by the Vendor, for the purposes of accessing and reviewing the Books and Records, Business and Technical Information and the Assets of the Vendor, and shall furnish, and require that the Vendor’s principal bankers, independent auditors, counsel, technical advisors and other advisors furnish, to the Purchaser, such financial, technical and operating data and other information with respect to the Assets, as the Purchaser shall from time to time reasonably request to enable confirmation of the matters represented and warranted in Part 3 and to keep generally informed as to the Madsen Project;

(b)	Confer – Confer on a regular basis with the Purchaser with respect to operational matters concerning the Madsen Project and promptly advise the Purchaser, orally and in writing, of any materially adverse change in respect of the Assets and of any material Proceedings (or communications indicating that Proceedings may be contemplated);

(c)	Conduct Business in Ordinary and Usual Course – Except as otherwise provided in this Agreement:

(i)	conduct its business relating to the Madsen Project in the ordinary and usual course consistent with past practices; and

(ii)	not, without the prior written consent of the Purchaser:

(A)	transfer, sell, consume or otherwise dispose of the Assets;

(B)	enter into, modify, amend or terminate any Contracts or Authorizations related to the Madsen Project or incur any liability, except in the ordinary course of business and which is not material;

(C)	appoint or permit the appointment of a liquidator, receiver, trustee in bankruptcy, or similar official in respect of the Assets; or

(D)	request an order by a Government Authority for the winding-up or dissolution of the Vendor;

(d)	Continue Insurance – Use its commercially reasonable efforts to maintain all existing policies of insurance on the Assets;

(e)	Comply with Laws – Comply with all Laws, including Environmental Laws, and all Authorizations, governing or affecting the Assets, except for failures to comply which in the aggregate would not have a Materially Adverse Effect on the Assets;

(f)	Pay Liabilities – Pay and discharge all liabilities or obligations of the Vendor related to the Madsen Project in the ordinary and usual course of business consistent with past business practice, except for such liabilities or obligations as may be contested in good faith;

(g)	No Breach – Not take any action or omit to take any action which would, or would reasonably be expected to, result in a breach of or render untrue any representation, warranty, covenant, agreement, term or other obligation of the Vendor contained herein;

(h)	Consents, Notices and Authorizations – Use commercially reasonable efforts to ensure that all Consents and Notices have been received or given; and those Consents and Notices which have already been received or given be maintained effective, as the case may be, prior to the Closing Date and that all Authorizations required to permit the Purchaser to carry on the Madsen Project as currently carried on have been obtained prior to the Closing Date, all in form and substance satisfactory to the Purchaser, acting reasonably;

(i)	Preserve Business – Use commercially reasonable efforts to preserve intact the Assets, and carry on the business and the affairs of the Madsen Project as currently conducted, in each case in all material respects;

(j)	Maintenance of Books and Records – Maintain the Books and Records in the usual, regular and ordinary manner;

(k)	Notice of Material Developments – Notify the Purchaser as soon as the Vendor has determined that a state of facts exists which results in, or can reasonably be expected to result in:

(i)	any representation or warranty of the Vendor set forth in this Agreement being untrue or incorrect in any material respect;

(ii)	the breach of any covenant of the Vendor set forth in this Agreement;

(iii)	the non-fulfillment of any condition for the benefit of the Purchaser set forth in this Agreement; or

(iv)	any material change in the business, operations, Assets, Equipment, liabilities, ownership, capital or financial position or condition of the Vendor related to the Assets, or change in a material fact that has a Materially Adverse Effect on, or would reasonably be expected to have a Materially Adverse Effect on, the Assets, except for the transactions contemplated by this Agreement;

(l)	Necessary Steps – Take all actions, steps and proceedings that are necessary or desirable to approve or authorize, or to validly and effectively undertake, the execution and delivery of this Agreement and the completion of the transactions contemplated by this Agreement;

(m)	Regulatory Approvals – Use commercially reasonable efforts to assist the Purchaser to obtain and comply with all requirements of any Persons or Government Authority, which may be necessary or reasonable to obtain the necessary approvals under applicable Laws to the transactions contemplated hereunder;

(n)	Representations and Warranties – Use commercially reasonable efforts to ensure that, immediately prior to the Closing Time, the representations and warranties of the Vendor set out in this Agreement will be true and correct in all material respects;

(o)	Correspondence with Government Authorities – Provide the Purchaser, as soon as practicable after receipt or delivery of same, with copies of all written correspondence to and received from any Government Authority with respect to the Madsen Project; and

(p)	Removal of Liens – Use commercially reasonable efforts to remove all Mechanics Liens registered against title to the Madsen Project.

Notwithstanding anything set out in this Section 5.1, the Vendor may refrain from taking any action required to be taken by, or take any action restricted by, this Section 5.1 with the prior consent of the Purchaser.

5.2 Covenants of the Purchaser

The Purchaser covenants and agrees with the Vendor that during the period from the date of this Agreement to the Closing Time, the Purchaser shall do the following:

(a)	Notice of Material Developments – Notify the Vendor as soon as the Purchaser or any of its directors, officers, employees, agents or technical and professional advisors have determined that a state of facts exist which results in, or will result in:

(i)	any representation or warranty of the Purchaser set forth in this Agreement being untrue or incorrect in any material respects;

(ii)	the breach of any covenant of the Purchaser set forth in this Agreement;

(iii)	the non-fulfillment of any conditions for the benefit of the Vendor set forth in this Agreement; or

(iv)	any material change in the business, operations, assets, liabilities, ownership, capital or financial position of the Purchaser, or change in a material fact that has a Materially Adverse Effect on, or would reasonably be expected to have a Materially Adverse Effect on, the Purchaser, except for the transactions contemplated by this Agreement;

(b)	Necessary Steps – Take all necessary actions, steps and proceedings to approve or authorize, or to validly and effectively undertake, the execution and delivery of this Agreement and the completion of the transactions contemplated by this Agreement;

(c)	Comply with Laws – Comply with all Laws, including Environmental Laws, and all Authorizations, governing or affecting the business and operations of the Purchaser, except for failures to comply which in the aggregate would not have a Materially Adverse Effect on the business and operations of the Purchaser;

(d)	No Breach – Not take any action or omit to take any action which would, or would reasonably be expected to, result in a breach of or render untrue any representation, warranty, covenant, agreement, term or other obligation of the Purchaser contained herein;

(e)	Consents, Notices and Authorizations – Use commercially reasonable efforts to ensure that all Consents and Notices have been received or given; and those Consents and Notices which have already been received or given to be maintained effective, as the case may be, prior to the Closing Date;

(f)	Preserve Business – Use commercially reasonable efforts to carry on the business and operations of the Purchaser as currently conducted;

(g)	Regulatory Approvals – Use commercially reasonable efforts to execute all undertakings and comply with all requirements of the applicable securities laws, the TSXV and any other Persons or Government Authority, which may be necessary or reasonable to obtain the necessary approvals under applicable laws and stock exchange requirements to the transactions contemplated hereunder, including the Purchaser Authorizations;

(h)	Vendor's Performance Bond – Use commercially reasonable efforts to assist the Vendor with ensuring that at the Closing or as soon as possible thereafter, the Vendor's Performance Bond is cancelled and returned to the Vendor or Canadian Western Bank by the Ontario Ministry of Northern Development and Mines; and

(i)	Representations and Warranties – Use commercially reasonable efforts to ensure that, immediately prior to Closing Time, the representations and warranties of the Purchaser set forth in this Agreement will be true and correct in all material respects.

Notwithstanding the foregoing, the Purchaser may refrain from taking any action required to be taken, or take any action restricted, by this Section 5.2 with the prior consent of the Vendor and, for the purposes of this Section, the Vendor shall be deemed to have consented to any direct or indirect acquisition by the Purchaser of any further mineral interests in the Red Lake Gold Camp (defined as the area within a 50 kilometer radius of any of the Madsen Project) from arm's length third parties and the issuance by the Purchaser of any common shares of the Purchaser in connection with any such acquisition, provided that any such issuance shall not exceed 15% of the issued and outstanding common shares of the Purchaser calculated after completion of any such acquisition. Should the issuance exceed 15%, the Purchaser must obtain approval from the Vendor.

5.3 Mutual Covenants

Each of the Parties covenants and agrees that, as applicable, during the period from the date of this Agreement to Closing Time, such Party shall:

(a)	Satisfy Conditions – Use all commercially reasonable efforts to satisfy or cause the satisfaction of the mutual conditions precedent that are set out in Part 7 (and in the case of the Vendor, the conditions precedent that are set out in Part 8, and in the case of the Purchaser, the conditions precedent that are set out in Part 9) and to take, or cause to be taken, all other actions and do, or cause to be done, all other things necessary, proper or advisable under applicable Laws to consummate the transactions contemplated by this Agreement, including using commercially reasonable efforts to:

(i)	ensure that all Consents and Notices are given or received, including the Vendor Authorizations and the Purchaser Authorizations; and those Consents and Notices which have already been received or given be maintained effective, as the case may be;

(ii)	there shall have been no action taken under any Law or by any government or Government Authority which makes it illegal or otherwise directly or indirectly restrains, enjoins or prohibits the completion of the transactions contemplated in this Agreement;

(b)	Cooperation – Use all commercially reasonable efforts to cooperate with each other Party in connection with the performance by the other Party of its obligations under this Part 5; and

(c)	Other Actions – Use all commercially reasonable efforts to ensure compliance with all the conditions in Parts 7, 8 and 9.

The foregoing conditions are for the mutual benefit of the Parties hereto and may be waived by mutual consent of the Vendor and the Purchaser in writing at any time. If any of such conditions shall not be complied with or waived as aforesaid on or before the Closing Date or, if earlier, the date required for the performance thereof, then, subject to Section 13.3, any Party hereto may terminate this Agreement by written notice to the other in circumstances where the failure to satisfy any such condition is not the result, directly or indirectly, of a breach of this Agreement by such rescinding Party hereto.

5.4 Confidentiality

(a)	The Purchaser covenants and agrees with the Vendor that the Purchaser shall hold in confidence up to the Closing Time all Business and Technical Information which is disclosed by the Vendor to the Purchaser, its representatives or its technical or professional advisors, but excluding information which:

(i)	is generally available to the public at the time it is disclosed to the Purchaser;

(ii)	is made known to the Purchaser without an obligation of confidentiality by an independent third party who, to the best of the knowledge of the Purchaser, did not acquire the Business and Technical Information, either directly or indirectly, under an obligation of confidentiality to the Vendor;

(iii)	after it is disclosed to the Purchaser, becomes generally available to the public through no fault of the Purchaser or any Person to which the Purchaser has disclosed the Business and Technical Information, but only after it has become generally available to the public;

(iv)	is in the Purchaser’s possession prior to the date of disclosure of the Business and Technical Information to the Purchaser by the Vendor; or

(v)	is required by Law or any Government Authority to be disclosed;

(b)	In the event Closing does not occur, then the confidentiality obligations of the Purchaser set out in (a) above shall continue with respect to the Business and Technical Information and the Purchaser shall treat such information as confidential in the same manner and with the same degree of care that the Purchaser uses for its own confidential information for a term of two years from the date hereof;

(c)	Each of the Vendor and the Purchaser covenants and agrees with the other that such Party shall hold in confidence the terms and conditions of this Agreement until Closing Time and, if Closing does not occur, thereafter in the manner and exercising the same degree of care that the Vendor or the Purchaser, as applicable, uses for its own confidential information, except to the extent that the disclosure of such terms and conditions are required by Law or by any Government Authority or is otherwise expressly provided for in this Agreement;

(d)	Each of the Parties shall ensure that any individual, technical or professional advisor that it employs, engages or otherwise uses in connection with the transactions contemplated by this Agreement will comply with the terms and conditions of this Section 5.4; and

(e)	This Section 5.4 constitutes the Parties’ entire understanding relating to the subject matter hereof and supersedes any obligations of confidentiality and/or use that a Party would otherwise have to any other Party in law or equity with respect to Business and Technical Information and any rights that a Party would otherwise have against a disclosing Party in law or equity with respect to the disclosure and use of the Business and Technical Information.

PART 6
Closing

6.1 Closing Date and Location

The transactions contemplated by this Agreement shall be completed at Closing Time on the Closing Date at the offices of the Purchaser’s Solicitors in Vancouver, British Columbia, or at such other time or at such other location as may be mutually agreed upon in writing by the Parties. In this regard the Purchaser shall use its commercially reasonable efforts to cause the Closing Date to occur on or before January 31, 2014.

6.2 Closing

At the Closing:

(a)	The Purchaser shall forthwith:

(i)	pay the Initial Cash Consideration to the Vendor in accordance with Section 2.2(a);

(ii)	deliver the Purchaser’s Performance Bond in accordance with Section 2.2(b); and

(iii)	issue the Initial Closing Shares to the Vendor;

(b)	Subject to the terms and conditions contained in this Agreement and simultaneously with the payment of the Initial Cash Consideration and issuance of the Initial Closing Shares, the Vendor shall deliver to the Purchaser certified copies of the resolutions of the board of directors of the Vendor evidencing that the Vendor has approved this Agreement and all of the transactions contemplated hereunder;

(c)	The Vendor shall deliver, or cause to be delivered, to the Purchaser the documents set forth in Subsection 6.4; and

(d)	The Purchaser shall deliver to, or cause to be delivered to, the Vendors the documents set forth in Subsection 6.3.

6.3 Deliveries by Purchaser at Closing

At or before Closing Time, the Vendor and/or the Vendor’s Counsel shall have received from the Purchaser the following:

(a)	certified true copies of the resolutions of the directors of the Purchaser evidencing the approval of this Agreement and all of the transactions of the Purchaser contemplated hereunder, including without limitation the Private Placement;

(b)	evidence of the TSXV Approval;

(c)	a share certificate representing the Initial Closing Shares registered in the name of the Vendor;

(d)	certified cheque, bank draft or wire transfer representing the Initial Cash Consideration;

(e)	a certificate of Purchaser, duly executed by a senior officer of Purchaser, on behalf of Purchaser and not in such officer’s personal capacity, stating that, except as disclosed in such certificate,

(i)	the representations and warranties of Purchaser contained in this Agreement are true, accurate and complete in all material respects as at Closing Time,

(ii)	each of Purchaser’s covenants and obligations hereunder has been satisfied and performed, and

(iii)	each of the conditions for the benefit of Purchaser set forth in Section 8.1 has been satisfied or waived;

(f)	an executed copy of the Promissory Notes in a form acceptable to the Vendor, acting reasonably;

(g)	an executed copy of the Security Agreement in a form acceptable to the Vendor, acting reasonably;

(h)	documentation confirming that the Purchaser's Performance Bond in a form satisfactory to the Vendor, acting reasonably, has been delivered to the Ontario Ministry of Northern Development and Mines in accordance with Section 2.2(b);

(i)	an opinion of the Purchaser's Solicitors, in form satisfactory to Vendor, acting reasonably, with respect to:

(i)	the corporate good standing of the Purchaser under the British Columbia Business Corporations Act,

(ii)	the corporate power and corporate capacity of the Purchaser to execute and deliver this Agreement, the Initial Closing Shares, the Promissory Notes, the Security Agreement and all agreements, instruments and documents contemplated hereunder and to satisfy and perform its covenants and obligations hereunder and thereunder,

(iii)	the due authorization by the Purchaser of the execution and delivery of this Agreement, the Initial Closing Shares, the Promissory Notes, the Security Agreement and all agreements, instruments and documents contemplated hereunder and the satisfaction and performance by the Purchaser of its covenants and obligations hereunder and thereunder, and

(iv)	this Agreement, the Initial Closing Shares, the Promissory Notes, the Security Agreement and all agreements, instruments and documents delivered by the Purchaser pursuant hereto representing legal, valid and binding obligations of the Purchaser, enforceable against the Purchaser in accordance with their respective terms, subject to usual exceptions and qualifications; and

(j)	such other materials that are, in the opinion of the Vendor acting reasonably, required to be delivered by the Purchaser in order for it to meet its obligations under this Agreement.

6.4 Deliveries by Vendor at Closing

At or before Closing Time, the Purchaser and/or the Purchaser’s Counsel shall have received from the Vendor the following:

(a)	certified copies of the resolutions of the directors of the Vendor evidencing that the Vendor has approved this Agreement and all of the transactions of the Vendor contemplated hereunder including the sale and transfer of the Assets to the Purchaser as provided for herein;

(b)	all necessary Consents and Notices and Authorizations, including the Vendor Authorizations, as the case may be, required to enable the transfer of the Assets to the Purchaser as provided for in this Agreement and to permit the Purchaser to carry on the Madsen Project as currently conducted, all in form and substance satisfactory to the Purchaser, acting reasonably;

(c)	a certificate of Vendor, duly executed by a senior officer of Vendor, on behalf of Vendor and not in such officer’s personal capacity, stating that, except as disclosed in such certificate,

(i)	the representations and warranties of Vendor contained in this Agreement are true, accurate and complete in all material respects as at Closing Time,

(ii)	each of Vendor’s covenants and obligations hereunder has been satisfied and performed, and

(iii)	each of the conditions for the benefit of Vendor set forth in Section 9.1 has been satisfied or waived;

(d)	a Certificate of Status issued by the Director under the Canada Business Corporation Act with respect to Vendor dated no earlier than two Business Days before the Closing Date;

(e)	evidence of the discharge and release of any Encumbrances, other than Permitted Encumbrances, on the Assets including, but not limited to, the Mortgages;

(f)	documents for the assignment to Purchaser of the Madsen Project;

(g)	a Bill of Sale duly executed by Vendor for the transfer of the tangible personal property included in the Assets to Purchaser;

(h)	an agreement for the assignment and transfer by Vendor to Purchaser of all intangible assets of Vendor included in the Assets, including the Contracts, and for the assumption by Purchaser of all future liabilities related thereto, duly executed by Vendor;

(i)	the Books and Records in the possession of the Vendor;

(j)	such other agreements and documents as Purchaser may reasonably require to give effect to the assignment and transfer to Purchaser of the Assets;

(k)	an opinion of the Vendor’s Solicitors, in form satisfactory to Purchaser, acting reasonably, with respect to:

(i)	the corporate good standing of Vendor under the Canada Business Corporations Act,

(ii)	the corporate power and corporate capacity of Vendor to own the Assets, execute and deliver this Agreement and all agreements, instruments and documents contemplated hereunder and to satisfy and perform its covenants and obligations hereunder and thereunder,

(iii)	the due authorization by Vendor of the execution and delivery of this Agreement and all agreements, instruments and documents contemplated hereunder and the satisfaction and performance by Vendor of its covenants and obligations hereunder and thereunder, and

(iv)	this Agreement and all agreements, instruments and documents delivered by Vendor pursuant hereto representing legal, valid and binding obligations of Vendor, enforceable against Vendor in accordance with their respective terms, subject to usual exceptions and qualifications;

(l)	a receipt duly executed by Vendor for the Initial Cash Consideration and the Initial Closing Shares; and

(m)	such other materials that are, in the opinion of the Purchaser acting reasonably, required to be delivered by the Vendor in order for them to meet their obligations under this Agreement.

PART 7
MUTUAL CONDITIONS PRECEDENT

7.1 Mutual Conditions Precedent

The obligations of the Parties to complete the purchase and sale of the Madsen Project and the other transactions contemplated by this Agreement shall be subject to the satisfaction of, or compliance with, at or before Closing Time, each of the following conditions precedent:

(a)	No Prohibitions – No Law or Judgment will have been enacted, entered, promulgated or enforced by any Government Authority which enjoins or prohibits the sale and purchase of the Madsen Project or the consummation of any of the other transactions contemplated by this Agreement;

(b)	No Proceedings – No Proceeding will have been instituted or be pending for an injunction to restrain, or a declaratory judgment in respect of damages on account of or relating to, the sale and purchase of the Madsen Project or any of the other transactions contemplated by this Agreement and, to the best of the knowledge of the Parties, no such Proceeding will have been threatened or announced; and

(c)	No Termination – This Agreement will not have been terminated pursuant to Part 13.

PART 8
PURCHASER’S Conditions Precedent

8.1 Purchaser’s Conditions

The obligations of the Purchaser to complete the purchase of the Assets and the other transactions contemplated by this Agreement shall be subject to the satisfaction of, or compliance with, at or before Closing Time, each of the following conditions precedent:

(a)	Truth and Accuracy of Representations of the Vendor at Closing – The representations and warranties of the Vendor made in Part 3 shall be true, correct and not misleading at Closing and with the same effect as if made at and as of Closing;

(b)	Performance of Obligations – The Vendor shall have performed and complied with all of its respective obligations, covenants and agreements to be performed and complied with by it pursuant to this Agreement;

(c)	Absence of Materially Adverse Change – No event shall have occurred or condition or situation shall have arisen or Law shall have been introduced which might reasonably be expected to have a Materially Adverse Effect upon the Vendor;

(d)	Consents and Notices – All Consents and Notices, including the Vendor’s Authorizations and any such Authorizations necessary for the assignment of the Vendor’s interest in the Assets, have been received or given, as the case may be, in form and substance satisfactory to the Purchaser, acting reasonably, other than Consents and Notices which are routinely delivered post-Closing;

(e)	Completion of the Private Placement – The Purchaser shall have completed the Private Placement for minimum gross proceeds of $7,500,000; and

(f)	Authorizations – All Authorizations required to permit the Purchaser to carry on the business of the Madsen Project and maintaining the Madsen Project as currently conducted after Closing Time have been obtained, all in form and substance satisfactory to the Purchaser, acting reasonably.

8.2 Waiver

The conditions set forth in this Part 8 are for the exclusive benefit of the Purchaser and may be waived by the Purchaser in writing, in whole or in part, on or before the Closing Date. Notwithstanding any such waiver, the completion of the purchase and sale contemplated by this Agreement by the Purchaser shall not prejudice or affect in any way the rights of the Purchaser in respect of the warranties and representations of the Vendor in this Agreement.

PART 9
VENDOR’S Conditions Precedent

9.1 Vendor’s Conditions

The obligations of the Vendor to complete the sale of the Assets and the other transactions contemplated by this Agreement shall be subject to the satisfaction of, or compliance with, at or before Closing Time, each of the following conditions precedent:

(a)	Truth and Accuracy of Representations of the Purchaser at Closing – The representations and warranties of the Purchaser made in Part 4 shall be true, correct and not misleading at Closing and with the same effect as if made at and as of Closing;

(b)	Performance of Agreements – The Purchaser shall have performed and complied with all of the obligations, covenants and agreements to be performed and complied with by it pursuant to this Agreement;

(c)	Absence of Materially Adverse Change - No event shall have occurred or condition or situation shall have arisen or Law shall have been introduced which might reasonably be expected to have a Materially Adverse Effect upon the Purchaser;

(d)	Completion of the Private Placement – The Purchaser shall have completed the Private Placement for minimum gross proceeds of $7,500,000; and

(e)	Consents and Notices – All Consents and Notices, including the Purchaser’s Authorizations, have been received or given, as the case may be, in form and substance satisfactory to the Vendor, acting reasonably.

9.2 Waiver

The conditions set forth in this Part 9 are for the exclusive benefit of the Vendor and may be waived by the Vendor in writing, in whole or in part, on or before the Closing Date. Notwithstanding any such waiver, completion of the purchase and sale contemplated by this Agreement by the Vendor shall not prejudice or affect in any way the rights of the Vendor in respect of the warranties and representations of the Purchaser set forth in this Agreement.

PART 10
FURTHER ASSURANCES and related indemnification

10.1	Further Assurances

The Vendor will from time to time upon reasonable notice after the Closing execute and deliver to the Purchaser all such conveyances, transfers, assignments and other instruments in writing and further assurances as the Purchaser may reasonably require from the Vendor, and the Purchaser will execute and deliver to the Vendor all such agreements of assumption and other instruments in writing and further assurances as the Vendor may reasonably require from the Purchaser, in order to give effect to the provisions hereof. All costs and expenses incurred by a Party at the request of the other in providing such conveyances, assignments, assumptions and other instruments and further assurances shall be for the account of the requesting Party.

10.2	Vendor to Hold Madsen Project Interests in Trust and Facilitate Access

From and after Closing, and pending the recording of the mining title interests comprising the Madsen Project in the name of the Purchaser or its nominee, the Vendor agrees, subject to Section 10.3, that it will:

(a)	to the extent permitted by applicable laws, hold all rights and benefits thereof that may accrue to or vest in the Vendor in respect of such mining title interests as bare trustee and nominee in trust for and on behalf of the Purchaser, provided that all fees, costs, liabilities, damages or expense of any nature or kind whatsoever incurred or sustained by or on behalf of the Vendor in so acting shall be for the sole account (without any premium) of the Purchaser and the Vendor's responsibility as bare trustee and nominee shall be limited to taking such lawful action as may reasonably be requested by the Purchaser after having received adequate and reasonable notice in writing and advance payment for any costs that the Vendor reasonably expects to incur in acting on any such request; and

(b)	use commercially reasonable efforts to facilitate and assist the Purchaser in obtaining and maintaining access to the areas covered by the mining titles, to the extent permitted by the mining titles; provided that the Vendor shall not be obliged to pay or incur any expenses or costs in connection therewith, including to holders of surface rights.

10.3	Indemnification of the Vendor

The Purchaser and its Affiliates shall indemnify and save harmless the Vendor and its directors, officers, employees and agents (each, an "Indemnified Party") from and against all liabilities, claims, actions, suits, proceedings, losses, costs, damages and expenses to which such Indemnified Party may become subject or suffer in any way caused by, or arising directly or indirectly from, or in consequence or as a result of any act or omission of or by any of the Purchaser or its Affiliates or their respective directors, officers, employees and agents (each, a "Purchaser Party") on or in respect of the mining titles and the areas covered thereby during the period referred to in Section 10.2, including, but not limited to, a breach of any laws, regulations, or contractual obligations, a violation by a Purchaser Party of any present or future applicable environmental laws, statutes, rules, regulations, permits, ordinances, certificates, licenses and other regulatory requirements, policies or guidelines, any loss of life, injury to persons or property damage and any clean up and remediation obligations.

PART 11
continuing covenants

11.1	Participation Right

The Purchaser covenants and agrees that the Vendor will have the right to participate in any future equity financings by the Purchaser to maintain the Vendor's then current equity position in the Purchaser on terms no less favourable than those offered to other investors in such offerings (the “Participation Right”). The Purchaser shall give the Vendor notice in writing of any proposed equity financing on or prior to the date on which any such equity financing is announced, and in any event not less than twenty Business Days before such equity financing is scheduled to close, together with the form of subscription agreement (if any) for such equity financing and any other documentation required to be completed by the Vendor as a subscriber to such equity financing. In order to exercise the Participation Right, the Vendor must return the completed subscription agreement (if required) and related subscription documentation, together with certified funds for the aggregate subscription amount, to the Purchaser not less than two Business Days before the scheduled closing date of the equity financing specified in the original notice (provided that, if the scheduled closing date is extended, the date on which the Vendor must deliver its documents and subscription funds shall be extended for the same period), failing which the Participation Right in respect of that equity financing shall expire, and the Participation Right shall then continue to apply in respect of any future equity financings. The Participation Right will expire at such time as the Vendor, directly or indirectly, holds less than 10% of the outstanding common shares of the Purchaser, calculated on a non-diluted basis.

11.2	Voting Agreement

The Vendor will enter into a voting agreement to vote all of the common shares of the Purchaser the Vendor holds in favour of management’s proposals on matters of routine business (being the election of directors and the appointment of auditors of the Purchaser) at any meeting of the shareholders of the Purchaser held within 24 months following the Closing Date.

11.3	Right of Placement

For as long as the Vendor holds at least 9.9% of the issued and outstanding shares of the Purchaser, if the Vendor desires to sell shares of the Purchaser held by it representing at least 2% of the issued and outstanding shares of the Purchaser (the “Sale Shares”), the Purchaser shall have a right to place such Sale Shares in accordance with the following provisions:

(a)	where the Vendor intends to sell Sale Shares it shall promptly notify the Purchaser in writing of its intentions. Such notice shall state the number of Sale Shares, the price and all other pertinent terms and conditions of the proposed sale. On receipt of such notice, the Purchaser shall have five business days to notify the Vendor in writing whether it elects to place such Sale Shares at the same price and on the same terms and conditions as set forth in the notice. If the Purchaser elects, the sale of the Sale Shares by the Purchaser for the account of the Vendor shall be consummated promptly and in any event within ten business days after notice of such election is delivered to the Vendor;

(b)	if the Purchaser fails to make an election within the period provided for in Section 11.3(a) above, the Vendor shall have 30 days to use its commercially reasonable efforts to effect the sale of the Sale Shares itself at a price no less favourable to the Vendor then that proposed by the Vendor in its notice to the Purchaser as provided for in (a) above, but in any event at a price no less than 80% of the price proposed by the Vendor in such notice, failing which the right of placement of the Purchaser as provided for herein shall be deemed to be revised.

11.4	Notices relating to the Projects

From the date hereof, to the time of completion of the transfer to the Purchaser of the Assets, the Vendor shall provide to the Purchaser, within a reasonable period of time, copies of any notices or other correspondence that the Vendor or any of its subsidiaries receives from any Person in respect of the Assets, and the Vendor shall copy the Purchaser on any subsequent correspondence relating to same.

PART 12
Indemnities

12.1	Indemnification of Purchaser by Vendor

Whether or not the transactions contemplated by this Agreement are completed, and in compliance with Section 12.2, the Vendor covenants and agrees with the Purchaser to indemnify the Purchaser and its respective officers, directors, employees, agents, successors and assigns against all Proceedings, liabilities, obligations, claims, demands, damages, losses, costs and expenses (including legal fees on a solicitor and own client basis) suffered or incurred by the Purchaser, directly or indirectly (the “Purchaser’s Losses”), by reason of or arising out of any of the following:

(a)	any warranties or representations on the part of the Vendor hereunder being untrue;

(b)	a breach of any agreement, term or covenant on the part of the Vendor made or to be observed or performed under this Agreement; or

(c)	any Purchaser’s Losses, legal causes of which arise until the Closing Date and arising from:

(i)	all Taxes and all interest and penalties thereon due and payable to all applicable Government Authorities; or

(ii)	any Proceedings pending or, to the best of the knowledge of the Vendor, threatened against, or relating to the Vendor and Judgments outstanding against the Vendor.

12.2	Claims Under Vendor’s Indemnities

If any claim is made by any Person against the Purchaser in respect of which the Purchaser may incur or suffer damages, losses, costs or expenses, directly or indirectly, that might reasonably be considered to be subject to the indemnification obligations of the Vendor in Section 12.1, the Purchaser shall notify the Vendor, where indemnification is sought under Section 12.1 (in this Section 12.2, as applicable, the “Indemnitor”) as soon as reasonably practicable of the nature of such claim and the Indemnitor shall be entitled (but not required) to assume the defence of any suit brought to enforce such claim. The Purchaser’s omission to so notify the Indemnitor shall not relieve the Indemnitor of any liability which the Indemnitor may have under the indemnity in Section 10.1, except only to the extent that any such delay in, or failure to give, notice as herein required prejudices the defence, settlement or mitigation of a claim or results in any material increase in the Purchaser’s Losses. The defence of any such claim (whether assumed by the Indemnitor or not) shall be through experienced and competent legal counsel, and shall be conducted in a manner acceptable to the Purchaser and the Indemnitor, acting reasonably, and no settlement may be made or permitted to be made, as applicable, by the Indemnitor or the Purchaser without the prior written consent of the other. If the Indemnitor assumes the defence of any claim then:

(a)	the Purchaser and the Purchaser’s counsel shall co-operate with the Indemnitor and its counsel in the course of the defence, such co-operation to include providing or making available to the Indemnitor and its counsel documents and information and witnesses for attendance at examinations for discovery and trials;

(b)	the reasonable legal fees and disbursements and other costs of such defence shall, from and after such assumption, be borne by the Indemnitor on a solicitor and own client basis; and

(c)	if the Purchaser retains additional counsel to act on its behalf, the Indemnitor and its counsel shall co-operate with the Purchaser and its counsel, such co-operation to include providing or making available to the Purchaser and its counsel documents and information and witnesses for attendance at examinations for discovery and trials; provided that all fees and disbursements of such additional counsel shall be paid by the Purchaser on a solicitor and own client basis, unless:

(i)	the Indemnitor consents to the retention of such counsel by the Purchaser at the Indemnitor's expense; or

(ii)	the Indemnitor and the Purchaser are or become parties to the same action, and the representation of all parties by the same counsel would be inappropriate due to a conflict of interest,

in which case all fees and disbursements of the Purchaser’s counsel shall be paid by the Indemnitor on a solicitor and own client basis.

If the Indemnitor has not assumed the defence of a claim and employed counsel therefor within 30 days of receiving notice of such claim, all fees and disbursements of the Purchaser’s counsel in respect of such claim shall be paid by the Indemnitor on a solicitor and own client basis. If the Indemnitor, having elected to assume the defence of any claim, thereafter fails to defend such claim within a reasonable time and with reasonable diligence, the Purchaser shall be entitled to assume the defence of the claim and the Indemnitor shall be bound by the results obtained by the Purchaser with respect to such claim.

In the event that any claim is of a nature such that the Purchaser is required by applicable Law or any Judgment to make payment to any Person or Government Authority with respect to such claim before the completion of settlement negotiations or legal proceedings, the Purchaser may make such payment and the Indemnitor shall, forthwith after demand by the Purchaser, reimburse the Purchaser for any such claim. If the amount of any liability of the Purchaser under the claim in respect of which such a payment was made, as finally determined, is less than the amount which was paid by the Indemnitor to the Purchaser, the Purchaser shall promptly pay the amount of such difference to the Indemnitor. The Purchaser shall not knowingly permit any right of appeal in respect of any claim to terminate without giving the Indemnitor reasonable notice thereof and a reasonable opportunity to contest such claim.

12.3	Indemnification of Vendor by Purchaser

Whether or not the transactions contemplated by this Agreement are completed, and in compliance with Section 12.4, the Purchaser covenants and agrees with the Vendor to indemnify the Vendor and its respective officers, directors, employees, agents, successors and assigns against all Proceedings, liabilities, obligations, claims, demands, damages, losses, costs and expenses (including legal fees on a solicitor and own client basis) suffered or incurred by the Vendor, directly or indirectly (the “Vendor’s Losses”), by reason of or arising out of any of the following:

(a)	any warranties or representations on the part of the Purchaser hereunder being untrue;

(b)	a breach of any agreement, term or covenant on the part of the Purchaser made or to be observed or performed under this Agreement; or

(c)	any Vendor’s Losses, legal causes of which arise up until the Closing Date and arising from any Proceedings pending or, to the best of the knowledge of the Purchaser, threatened against, or relating to the Purchaser and Judgments outstanding against the Purchaser.

12.4	Claims Under Purchaser’s Indemnities

If any claim is made by any Person against the Vendor in respect of which the Vendor may incur or suffer damages, losses, costs or expenses, directly or indirectly, that might reasonably be considered to be subject to the indemnification obligations of the Purchaser in Section 12.3, the Vendor shall notify the Purchaser, where indemnification is sought under Section 12.3 (in this Section 12.4, as applicable, the “Indemnitor”) as soon as reasonably practicable of the nature of such claim and the Indemnitor shall be entitled (but not required) to assume the defence of any suit brought to enforce such claim. The Vendor’s omission to so notify the Indemnitor shall not relieve the Indemnitor of any liability which the Indemnitor may have under the indemnity in Section 10.1, except only to the extent that any such delay in, or failure to give, notice as herein required prejudices the defence, settlement or mitigation of a claim or results in any material increase in the Vendor’s Losses. The defence of any such claim (whether assumed by the Indemnitor or not) shall be through experienced and competent legal counsel, and shall be conducted in a manner, acceptable to the Vendor and the Indemnitor, acting reasonably, and no settlement may be made or permitted to be made, as applicable, by the Indemnitor or the Vendor without the prior written consent of the others. If the Indemnitor assumes the defence of any claim then:

(a)	the Vendor and the Vendor’s counsel shall co-operate with the Indemnitor and their counsel in the course of the defence, such co-operation to include providing or making available to the Indemnitor and their counsel documents and information and witnesses for attendance at examinations for discovery and trials;

(b)	the reasonable legal fees and disbursements and other costs of such defence shall, from and after such assumption, be borne by the Indemnitor on a solicitor and own client basis; and

(c)	if the Vendor retains additional counsel to act on its behalf, the Indemnitor and their counsel shall co-operate with the Vendor and its counsel, such co-operation to include providing or making available to the Vendor and its counsel documents and information and witnesses for attendance at examinations for discovery and trials; provided that all fees and disbursements of such additional counsel shall be paid by the Vendor on a solicitor and own client basis, unless:

(i)	the Indemnitor consents to the retention of such counsel by the Vendor at the Purchasers’ expense; or

(ii)	the Indemnitor and the Vendor are or become parties to the same action, and the representation of all parties by the same counsel would be inappropriate due to a conflict of interest,

in which case all fees and disbursements of the Vendor’s counsel shall be paid by the Indemnitor on a solicitor and own client basis.

If the Indemnitor has not assumed the defence of a claim and employed counsel therefor within 30 days of receiving notice of such claim, all fees and disbursements of the Vendor’s counsel in respect of such claim shall be paid by the Indemnitor on a solicitor and own client basis. If the Indemnitor, having elected to assume the defence of any claim, thereafter fails to defend such claim within a reasonable time and with reasonable diligence, the Vendor shall be entitled to assume the defence of the claim and the Indemnitor shall be bound by the results obtained by the Vendor with respect to such claim.

In the event that any claim is of a nature such that the Vendor is required by applicable Law or any Judgment to make payment to any Person or Government Authority with respect to such claim before the completion of settlement negotiations or legal proceedings, the Vendor may make such payment and the Indemnitor shall, forthwith after demand by the Vendor, reimburse the Vendor for any such claim. If the amount of any liability of the Vendor under the claim in respect of which such a payment was made, as finally determined, is less than the amount which was paid by the Indemnitor to the Vendor, the Vendor shall promptly pay the amount of such difference to the Indemnitor. The Vendor shall not knowingly permit any right of appeal in respect of any claim to terminate without giving the Indemnitor reasonable notice thereof and a reasonable opportunity to contest such claim.

12.5	Environmental Indemnity

The Purchaser shall be responsible for and will indemnify and hold harmless the Vendor and its directors, officers, servants, employees and agents (collectively, the "Vendor's Representatives") from and against all Environmental Liabilities, including but not limited to those arising or incurred as a result of any and all Contaminants at, in, on or under the Madsen Project, or that have migrated from the Madsen Project, that occurred before, at or after the Closing, whether known or unknown. The Vendor shall hold in trust for the Vendor's Representatives the benefit of the indemnification obligations owed to them by the Purchaser pursuant hereto.

Indemnification of the Purchaser hereunder for such Environmental Liabilities extends to all costs and expenses reasonably necessary to comply with or defend against the applicable Environmental Laws, or to remediate the Contaminants to the standards applicable under Environmental Laws as determined by the appropriate Government Authority whether or not remediation of the Contaminants is required by applicable Laws or Environmental Laws, including reasonable legal and other professional costs and any fines or other losses payable.

For greater certainty, it is agreed that the Purchaser shall have no obligation to indemnify any Person pursuant to this Section 12.5 for any Environmental Liability with respect to which the Purchaser has a claim against the Vendor for breach of a representation or warranty provided by the Vendor pursuant to Section 3.1.

12.6	Survival of Indemnities

The indemnities provided in this Part 12 will survive the Closing and shall continue in full force and effect for the benefit of the applicable Parties, subject to the following provisions:

(a)	Except as provided in paragraph (b) of this Section 12.6, no claim may be made or brought by a Party pursuant to this Part 12 after the date that is 2 years following the Closing Date, except a claim for breach of any of the representations and warranties by the Vendor or the Purchaser in or pursuant to this Agreement involving fraud or fraudulent misrepresentation, subject only to applicable limitation periods imposed by Law.

(b)	A claim which is based upon the indemnity provided by Section 12.5 may be brought by the Vendor at any time following the Closing Date, and notwithstanding any other provision contained herein, such right to bring an indemnification claim pursuant to Section 12.5 will survive the Closing and the transfers of the Assets to the Purchaser pursuant hereto.

PART 13
TERMINATION, AMENDMENT AND WAIVER

13.1	Termination

This Agreement may be terminated at any time prior to Closing Time:

(a)	by written agreement between the Parties;

(b)	by either of the Parties, if the transactions contemplated by this Agreement have not been consummated by the Termination Date;

(c)	by either of the Parties (provided that the terminating Party is not then in material breach of any representation, warranty, agreement, term or covenant contained in this Agreement) if there has been a material breach of any representation, warranty, agreement, term or covenant contained in this Agreement on the part of the other Party and:

(i)	such breach has not been cured by Closing Time; or

(ii)	such breach has not been cured or best efforts are not being employed to cure such breach, within ten days after notice is given to the Party committing such breach;

(d)	by either of the Parties, if the mutual conditions precedent set forth in Part 7 have not been satisfied on or before the Termination Date (other than as a result of a breach of this Agreement by the terminating Party); or

(e)	by either of the Parties, if any of the conditions precedent for Closing for such Party’s benefit have not been satisfied or waived on or before the Termination Date.

13.2	Notice of Termination

Subject to Section 14.3, any termination of this Agreement pursuant to Section 13.1 shall be effective upon the delivery of notice by the terminating Party to the other Party.

13.3	Effect of Termination

In the event of termination of this Agreement by either Party pursuant to Section 13.1, this Agreement shall forthwith become void and have no effect, with the exception of the Confidentiality provisions of Section 5.4 as applicable, and there shall be no liability or obligation on the part of any Party to proceed with the transactions contemplated by this Agreement, except that neither the Purchaser nor the Vendor shall be released or relieved from any liability arising from the breach by such Party of any of its representations, warranties, agreements, terms or covenants under this Agreement and Part 10 shall continue to apply to any such liability.

13.4	Amendment

The Agreement may not be modified or amended except by an instrument in writing duly executed by or on behalf of all of the Parties.

13.5	Extension and Waiver

At or any time prior to Closing Time, the Purchaser or the Vendor may to the extent legally allowed:

(a)	extend the time for the performance of any of the obligations or other acts of the other Party;

(b)	waive any inaccuracies in the representations and warranties made by the other Party; and/or

(c)	waive compliance with any of the agreements, covenants or conditions for the benefit of such Party contained herein.

Any agreement on the part of the Purchaser or the Vendors to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on their behalf.

PART 14
General

14.1	Expenses

All costs and expenses incurred in connection with the preparation, negotiation, implementation and execution of this Agreement and the transactions contemplated by this Agreement and in obtaining any necessary Consents and Notices, shall be paid by the party incurring such expenses or required to obtain such Consents and Notices, as applicable.

14.2	Time

Time shall be of the essence hereof.

14.3	Notices

Any notice or other writing required or permitted to be given hereunder or for the purposes hereof shall be sufficiently given if delivered by courier or facsimile transmission to the Party to whom it is given addressed to such Party at:

If to the Purchaser at:

Laurentian Goldfields Ltd.
520 – 800 West Pender Street
Vancouver, British Columbia V6C 2V6

Attention:        Darin Labrenz
Facsimile No.: 604-646-8088

with a copy to Purchaser’s Solicitors at:

McMillan LLP
1500 – 1055 West Georgia Street
Vancouver, British Columbia V6E 4N7

Attention:       David Cowan
Facsimile No.: 604-685-7084

If to the Vendor at:

Claude Resources Inc.
200 – 224th Avenue S.
Saskatoon, Saskatchewan S7K 5M5

Attention:       Brian Skanderbeg
Facsimile No.: 306-668-7500

with a copy to Vendor’s Solicitors at:

MacPherson Leslie & Tyerman LLP
410 – 22nd Street E.

Saskatoon, Saskatchewan S7K 5T6

Attention:       Dan Anderson
Facsimile No.: 306-975-7145

or at such other address as the Party to whom such writing is to be given shall have last notified to the Party giving the same in the manner provided in this clause. Any notice delivered by courier or facsimile to the Party to whom it is addressed shall be deemed to have been given and received on the Business Day next following the day it was delivered or telecopied.

14.4	Further Assurances

The Parties shall with reasonable diligence, do all such things and provide all such reasonable assurances as may be required to consummate the transactions contemplated by this Agreement, and each Party shall provide such further documents or instruments required by the other Party as may be reasonably necessary or desirable to give effect to the purpose of this Agreement and carry out its provisions whether before or after the Closing Date.

14.5	Enurement

This Agreement and each of the terms and provisions hereof shall enure to the benefit of and be binding upon the Parties and their respective heirs, executors, administrators, personal representatives, successors and permitted assigns.

14.6	Assignment

This Agreement and the rights, duties and obligations of any Party hereunder are not assignable without the prior written consent of the other Party hereto.

14.7	Counterparts

This Agreement may be executed in any number of counterparts and may be signed and delivered by facsimile or other means of electronic communication producing a printed copy, each of which so signed shall be deemed to be an original. Such counterparts shall together constitute one and the same instrument and, notwithstanding the date of execution, shall be deemed to bear the date first written above.

14.8	Language

This Agreement has been negotiated and executed in the English language. The Parties agree and acknowledge that the English version of this Agreement shall prevail over any translation of the Agreement to the extent permitted by applicable law.

[Remainder of page intentionally left blank. Signature page to follow.]

IN WITNESS WHEREOF the Parties have duly executed this Agreement as of the day and year first above written.

LAURENTIAN GOLDFIELDS LTD.

Per:	/s/ Darin Labrenz
Authorized Signatory

Per:	/s/ Nick Corea
Authorized Signatory

CLAUDE RESOURCES INC.

Per:	/s/ Rick Johnson
Authorized Signatory

Per:	/s/ Brian Skanderbeg
Authorized Signatory

Schedule "A"
DESCRIPTION OF MADSEN PROJECT PROPERTIES

A.	MADSEN LANDS

FIRSTLY – AIKEN RUSSET LANDS – FREEHOLD

PIN 42005-0117 (LT)

Parcel 1496 SEC DPF; Mining Claim KRL 12728, Baird, reserving the SRO on and over a strip of land one chain in perpendicular width along the shores of Russet Lake; Red Lake

PIN 42005-0278 (LT)

Parcel 1497 SEC DPF; Mining Claim KRL 12820, Baird, reserving the SRO on and over a strip of land one chain in perpendicular width along the shores of Russet Lake; Red Lake

PIN 42005-0280 (LT)

Parcel 1498 SEC DPF; Mining Claim KRL 12821, Baird; Red Lake

PIN 42005-0277 (LT)

Parcel 1499 SEC DPF; Mining Claim KRL 12822, Baird, reserving the SRO on and over a strip of land one chain in perpendicular width along the shores of Russet Lake; Red Lake

PIN 42005-0279 (LT)

Parcel 1500 SEC DPF; Mining Claim KRL 12823, Baird, reserving the SRO on and over a strip of land one chain in perpendicular width along the shores of Russet Lake; Red Lake

PIN 42005-0281 (LT)

Parcel 1501 SEC DPF; Mining Claim KRL 12824, Baird, reserving the SRO on and over a strip of land one chain in perpendicular width along the shores of Flat Lake; Red Lake

PIN 42005-0101 (LT)

Parcel 1513 SEC DPF; Mining Claim KRL 12726, Baird, reserving the SRO on and over a strip of land one chain in perpendicular width along the shore of Russet Lake; Red Lake

PIN 42005-0116 (LT)

Parcel 1514 SEC DPF; Mining Claim KRL 12727, Baird, reserving the SRO on and over a strip of land one chain in perpendicular width along the shores of Russet Lake; Red Lake

PIN 42005-0087 (LT)

Parcel 1907 SEC DPF; Mining Claim KRL 19236, Baird; Red Lake

PIN 42005-0088 (LT)

Parcel 1908 SEC DPF; Mining Claim KRL 19237, Baird; Red Lake

A-1

PIN 42005-0115 (LT)

Parcel 1909 SEC DPF; Mining Claim KRL 19181, Baird, reserving thereout and therefrom the SRO on and over a strip of land one chain in perpendicular width along the shore of Russet Lake; Red Lake

PIN 42005-0276 (LT)

Parcel 1910 SEC DPF; Mining Claim KRL 19182, Baird, reserving thereout and therefrom the SRO on and over a strip of land one chain in perpendicular width along the shore of Russet Lake; Red Lake

PIN 42005-0099 (LT)

Parcel 1911 SEC DPF; Mining Claim KRL 19235, Baird; Red Lake

PIN 42005-0100 (LT)

Parcel 1912 SEC DPF; Mining Claim KRL 19238, Baird, reserving thereout and therefrom the SRO on and over a strip of land one chain in perpendicular width along the shore of Russet Lake; Red Lake

PIN 42005-0078 (LT)

Parcel 2239 SEC DPF; Mining Claim KRL 19687, Baird; Red Lake

PIN 42005-0084 (LT)

Parcel 2240 SEC DPF; Mining Claim KRL 19688, Baird; Red Lake

PIN 42005-0059 (LT)

Parcel 2241 SEC DPF; Mining Claim KRL 20170, Baird; Red Lake

PIN 42005-0066 (LT)

Parcel 2242 SEC DPF; Mining Claim KRL 20171, Baird; Red Lake

PIN 42005-0086 (LT)

Parcel 2243 SEC DPF; Mining Claim KRL 19685, Baird; Red Lake

PIN 42005-0079 (LT)

Parcel 2248 SEC DPF; Mining Claim KRL 18728, Baird; Red Lake

PIN 42005-0085 (LT)

Parcel 2249 SEC DPF; Mining Claim KRL 18729, Baird; Red Lake

PIN 42005-0097 (LT)

Parcel 2250 SEC DPF; Mining Claim KRL 18778, Baird; Red Lake

PIN 42005-0053 (LT)

Parcel 2251 SEC DPF; Mining Claim KRL 19278, Baird; Red Lake

A-2

PIN 42005-0062 (LT)

Parcel 2252 SEC DPF; Mining Claim KRL 19279, Baird; Red Lake

PIN 42005-0052 (LT)

Parcel 2253 SEC DPF; Mining Claim KRL 19280, Baird; Red Lake

PIN 42005-0061 (LT)

Parcel 2254 SEC DPF; Mining Claim KRL 19281, Baird; Red Lake

PIN 42005- 0051 (LT)

Parcel 2255 SEC DPF; Mining Claim KRL 19367, Baird; Red Lake

PIN 42005-0044 (LT)

Parcel 2256 SEC DPF; Mining Claim KRL 19368, Baird; Red Lake

PIN 42005-0080 (LT)

Parcel 2257 SEC DPF; Mining Claim KRL 19686, Baird; Red Lake

PIN 42005-0068 (LT)

Parcel 2258 SEC DPF; Mining Claim KRL 19719, Baird; Red Lake

PIN 42005-0067 (LT)

Parcel 2259 SEC DPF; Mining Claim KRL 19720, Baird; Red Lake

PIN 42005-0060 (LT)

Parcel 2260 SEC DPF; Mining Claim KRL 20169, Baird; Red Lake

PIN 42005-0058 (LT)

Parcel 2261 SEC DPF; Mining Claim. KRL 20585, Baird (the west part of which was restaked and recorded as Mining Claim KRL 20585A); Red Lake

PIN 42005-0065 (LT)

Parcel 2262 SEC DPF; Mining Claim KRL 20586, Baird (the west part of which was restaked as Mining Claim KRL 20586A); Red Lake

PIN 42005-0077 (LT)

Parcel 2263 SEC DPF; Mining Claim KRL 20587, Baird (the west part of which was restaked and recorded as Mining Claim KRL 20587A); Red Lake

PIN 42005-0043 (LT)

Parcel 2264 SEC DPF; Mining Claim KRL 20588, Baird; Red Lake

PIN 42005-0076 (LT)

Parcel 2265 SEC DPF; Mining Claim KRL 21273, Baird; Kenora

A-3

PIN 42005-0075 (LT)

Parcel 2266 SEC DPF; Mining Claim KRL 21274, Baird; Kenora

PIN 42005-0064 (LT)

Parcel 2267 SEC DPF; Mining Claim KRL 21275, Baird; Red Lake

PIN 42005-0063 (LT)

Parcel 2268 SEC DPF; Mining Claim KRL 21276, Baird; Red Lake

PIN 42005-0057 (LT)

Parcel 2269 SEC DPF; Mining Claim KRL 21277, Baird; Red Lake

PIN 42005-0056 (LT)

Parcel 2270 SEC DPF; Mining Claim KRL 21278, Baird; Red Lake

PIN 42005-0042 (LT)

Parcel 2271 SEC DPF; Mining Claim KRL 21280, Baird; Kenora

PIN 42005-0041 (LT)

Parcel 2272 SEC DPF; Mining Claim KRL 21281, Baird; Kenora

PIN 42005-0112 (LT)

Parcel 2273 SEC DPF; Mining Claim KRL 21316, Baird, excepting thereout and therefrom the SRO on and over a strip of land one chain in perpendicular width along the shore of Flat Lake; Red Lake

PIN 42005-0095 (LT)

Parcel 2274 SEC DPF; Mining Claim KRL 21317, Baird; Red Lake

PIN 42005-0096 (LT)

Parcel 2275 SEC DPF; Mining Claim KRL 21318, Baird; Red Lake

PIN 42005-0083 (LT)

Parcel 2276 SEC DPF; Mining Claim KRL 21378, Baird; Red Lake

PIN 42005-0098 (LT)

Parcel 2434 SEC DPF; Mining Claim KRL 19684, Baird; Red Lake

PIN 42005-0113 (LT)

Parcel 2435 SEC DPF; Mining Claim KRL 19788, Baird; Red Lake

A-4

SECONDLY - STARRATT NICKEL LANDS - MINERAL RIGHTS ONLY

PIN 42005-0329 (LT)

Parcel 7119 SEC DPF MRO; Mining Claims KRL 12642, KRL 12643, KRL 12644, KRL 12645, KRL 12646, KRL 12647, KRL 12648, KRL 12704, KRL 12705, KRL 12706, KRL 12858, KRL 12859, KRL 12860, KRL 12861, KRL 12862, KRL 12863, KRL 12864, KRL 12865, KRL 12866, KRL 12875, KRL 12876, KRL 12877, KRL 12878, KRL 12879, KRL 12880, KRL 12881, KRL 12882, KRL 12883, KRL 12953, KRL 12954, KRL 12955, KRL 12963, KRL 12964 and KRL 12965, Baird; Red Lake.

PIN 42005-0298 (LT)

Parcel 1417 SEC DPF; Mining Claim KRL 12730, Baird, except SRO as in LT73821 and LT147860; Red Lake

THIRDLY - STARRATT NICKEL LANDS - SURFACE RIGHTS ONLY

PIN 42005-0291(LT)

Parcel 1415 SEC DPF; Mining Claim KRL 12705 Baird, reserving the SRO on and over a strip of land one chain in perpendicular width along the shore of Flat Lake, except SRO Part 6, 23R-8021, MRO as in LT232857; Red Lake

PIN 42005-0290 (LT)

Parcel 1416 SEC DPF; Mining Claim KRL 12706 Baird, reserving the SRO on and over a strip of land one chain in perpendicular width along the shore of Flat Lake, except MRO as in LT232857; Red Lake

PIN 42005-0297 (LT)

Parcel 1423 SEC DPF; Mining Claim KRL 12704 Baird, reserving the SRO on and over a strip of land one chain in perpendicular width along the shore of Flat Lake, except SRO Part 5, Plan 23R-8021 and MRO as in LT232857; Red Lake

PIN 42005-0313 (LT)

Parcel 1424 SEC DPF; Mining Claim KRL 12646 Baird, except MRO as in LT232857; Red Lake

PIN 42005-0302 (LT)

Parcel 1425 SEC DPF; Mining Claim KRL 12647 Baird, reserving the SRO on and over a strip of land one chain in perpendicular width along the shore of Flat Lake, except SRO as in Parts 3, 4 & 7 on Plan 23R-8021, and except MRO as in LT232857; Red Lake

PIN 42005-0300(LT)

Parcel 1426 SEC DPF; Mining Claim KRL 12953 Baird, except Part 1 on Plan 23R-8021 and MRO as in LT232857; Red Lake

A-5

PIN 42005-0301 (LT)

Parcel 1427 SEC DPF; Mining Claim KRL 12954 Baird, reserving the SRO on and over a strip of land one chain in perpendicular width along the shore of Flat Lake, except SRO Part 2, Plan 23R-8021 and except MRO as in LT232857; Red Lake

PIN 42005-0321 (LT)

Parcel 1428 SEC DPF; Mining Claim KRL 12955 Baird, except MRO as in LT232857; Red Lake

PIN 42005-0283 (LT)

Parcel 1429 SEC DPF; Mining Claim KRL 12963 Baird, reserving the SRO on and over a strip of land one chain in perpendicular width along the shore of Flat Lake, except MRO as in LT232857; Red Lake

PIN 42005-0282 (LT)

Parcel 1430 SEC DPF; Mining Claim KRL 12964 Baird, except MRO as in LT232857; Red Lake

PIN 42005-0304 (LT)

Parcel 1431 SEC DPF; Mining Claim KRL 12965 Baird, except MRO as in LT232857; Red Lake

PIN 42005-0303 (LT)

Parcel 1432 SEC DPF; Mining Claim KRL 12648 Baird, except MRO as in LT232857; Red Lake

PIN 42005-0310 (LT)

Parcel 1433 SEC DPF; Mining Claim KRL 12642 Baird, except MRO as in LT232857; Red Lake

PIN 42005-0312 (LT)

Parcel 1434 SEC DPF; Mining Claim KRL 12643 Baird, reserving the SRO on and over a strip of land one chain in perpendicular width along the shore of Flat Lake, except MRO as in LT232857; Red Lake

PIN 42005-0311 (LT)

Parcel 1435 SEC DPF; Mining Claim KRL 12644 Baird, reserving the SRO on and over a strip of land one chain in perpendicular width along the shore of Flat Lake, except MRO as in LT232857; Red Lake

PIN 42005-0322 (LT)

Parcel 1436 SEC DPF; Mining Claim KRL 12645 Baird, except MRO as in LT232857; Red Lake

A-6

PIN 42005-0307 (LT)

Parcel 1659 SEC DPF; Mining Claim KRL 12858 Baird, except MRO as in LT232857; Red Lake

PIN 42005-0308 (LT)

Parcel 1660 SEC DPF; Mining Claim KRL 12859 Baird, excepting thereout and therefrom the SRO on and over a strip of land one chain in perpendicular width along the shore of Faulkenham Lake, except MRO as in LT232857; Red Lake

PIN 42005-0319 (LT)

Parcel 1661 SEC DPF; Mining Claim KRL 12860 Baird, excepting thereout and therefrom the SRO on and over a strip of land one chain in perpendicular width along the shore of Faulkenham Lake, except MRO as in LT232857; Red Lake

PIN 42005-0318 (LT)

Parcel 1662 SEC DPF; Mining Claim KRL 12861 Baird, except MRO as in LT232857; Red Lake

PIN 42005-0326 (LT)

Parcel 1663 SEC DPF; Mining Claim KRL 12863 Baird, except MRO as in LT232857; Red Lake

PIN 42005-0328 (LT)

Parcel 1664 SEC DPF; Mining Claim KRL 12866 Baird, except MRO as in LT232857; Red Lake

PIN 42005-0305 (LT)

Parcel 1665 SEC DPF; Mining Claim KRL 12876 Baird, except MRO as in LT232857; Red Lake

PIN 42005-0314 (LT)

Parcel 1666 SEC DPF; Mining Claim KRL 12880 Baird, except MRO as in LT232857; Red Lake

PIN 42005-0323 (LT)

Parcel 1667 SEC DPF; Mining Claim KRL 12881 Baird, except MRO as in LT232857; Red Lake

PIN 42005-0306 (LT)

Parcel 1668 SEC DPF; Mining Claim KRL 12875 Baird, except MRO as in LT232857; Red Lake

PIN 42005-0316 (LT)

Parcel 1669 SEC DPF; Mining Claim KRL 12878 Baird, except MRO as in LT232857; Red Lake

A-7

PIN 42005-0317 (LT)

Parcel 1670 SEC DPF; Mining Claim KRL 12879 Baird, except MRO as in LT232857; Red Lake

PIN 42005-0324 (LT)

Parcel 1671 SEC DPF; Mining Claim KRL 12882 Baird, except MRO as in LT232857; Red Lake

PIN 42005-0325 (LT)

Parcel 1672 SEC DPF; Mining Claim KRL 12883 Baird, except MRO as in LT232857; Red Lake

PIN 42005-0327 (LT)

Parcel 1673 SEC DPF; Mining Claim KRL 12862 Baird, Except MRO as in LT232857; Red Lake

PIN 42005-0309 (LT)

Parcel 1674 SEC DPF; Mining Claim KRL 12864 Baird, excepting thereout and therefrom the SRO on and over a strip of land one chain in perpendicular width along the shore of Faulkenham Lake, except MRO as in LT232857; Red Lake

PIN 42005-0320 (LT)

Parcel 1675 SEC DPF; Mining Claim KRL 12865 Baird, except MRO as in LT232857; Red Lake

PIN 42005-0315 (LT)

Parcel 1676 SEC DPF; Mining Claim KRL 12877 Baird, except MRO as in LT232857; Red Lake

FOURTHLY – MADSEN LANDS FREEHOLD

(i) Lands Situate in the Township of Baird

PIN 42005-0109 (LT)

Parcel 1004 SEC DPF; Mining Claim KRL 12659, Baird; Red Lake

PIN 42005-0108 (LT)

Parcel 1005 SEC DPF; Mining Claim KRL 12660, Baird; Red Lake

PIN 42005-0093 (LT)

Parcel 1007 SEC DPF; Mining Claim KRL 5, Baird (Recorded as KRL 12667); Red Lake

PIN 42005-0092 (LT)

Parcel 1010 SEC DPF; Mining Claim KRL 12921, Baird; Red Lake

A-8

PIN 42005-0082 (LT)

Parcel 1011 SEC DPF; Mining Claim KRL 12922, Baird; Red Lake

PIN 42005-0073 (LT)

Parcel 1012 SEC DPF; Mining Claim KRL 13024, Baird; Red Lake

PIN 42005-0104 (LT)

Parcel 1015 SEC DPF; Mining Claim KRL 13, Baird (Recorded as KRL 12658); Red Lake

PIN 42005-0105 (LT)

Parcel 1016 SEC DPF; Mining Claim KRL 14, Baird (Recorded as KRL 12665); Red Lake

PIN 42005-0103 (LT)

Parcel 1020 SEC DPF; Mining Claim KRL 12661, Baird; Red Lake

PIN 42005-0102 (LT)

Parcel 1021 SEC DPF; Mining Claim KRL 12662, Baird; Red Lake

PIN 42005-0107 (LT)

Parcel 1022 SEC DPF; Mining Claim KRL 12663, Baird; Red Lake

PIN 42005-0296 (LT)

Parcel 1275 SEC DPF; Mining Claim KRL 12837, Baird, reserving the SRO on and over a strip of land one chain in perpendicular width along the shore of Faulkenham Lake; Red Lake

PIN 42005-0289 (LT)

Parcel 1276 SEC DPF; Mining Claim KRL 12836, Baird, reserving the SRO on and over a strip of land one chain in perpendicular width along the shores of Faulkenham Lake; Red Lake

PIN 42005-0271 (LT)

Parcel 1278 SEC DPF; Mining Claim KRL 12524, Baird; Red Lake

PIN 42005-0273 (LT)

Parcel 1279 SEC DPF; Mining Claim KRL 12525, Baird, reserving the SRO on and over a strip of land one chain in perpendicular width along the shore of Faulkenham Lake, except SRO as in LT73821; Red Lake

PIN 42005-0110 (LT)

Parcel 1280 SEC DPF; Mining Claim KRL 12526, Baird; Red Lake

PIN 42005-0284 (LT)

Parcel 1282 SEC DPF; Mining Claim KRL 12601, Baird, reserving the SRO on and over a strip of land one chain in perpendicular width along the shore of Flat Lake, except SRO as in LT73821 and Part 2, Plan 23R-8022; Red Lake

A-9

PIN 42005-0295 (LT)

Parcel 1283 SEC DPF; Mining Claim KRL 12602, Baird; Red Lake

PIN 42005-0294 (LT)

Parcel 1284 SEC DPF; Mining Claim KRL 12603, Baird; Red Lake

PIN 42005-0292 (LT)

Parcel 1285 SEC DPF; Mining Claim KRL 12604, Baird, except SRO as in LT73821 and Part 3, Plan 23R-8022; Red Lake

PIN 42005-0293 (LT)

Parcel 1286 SEC DPF; Mining Claim KRL 12605, Baird, except SRO as in LT73821; Red Lake

PIN 42005-0272 (LT)

Parcel 1287 SEC DPF; Mining Claim KRL 12638, Baird, reserving the SRO on and over a strip of land one chain in perpendicular width along the shore of Faulkenham Lake, except SRO as in LT73821; Red Lake

PIN 42005-0275 (LT)

Parcel 1291 SEC DPF; Mining Claim KRL 11502, Baird; Red Lake

PIN 42005-0288 (LT)

Parcel 1292 SEC DPF; Mining Claim KRL 11503, Baird, reserving the SRO on and over a strip of land one chain in perpendicular width along the shore of Faulkenham Lake; Red Lake

PIN 42005-0287 (LT)

Parcel 1293 SEC DPF; Mining Claim KRL 11504, Baird; Red Lake

PIN 42005-0274 (LT)

Parcel 1294 SEC DPF; Mining Claim KRL 11505, Baird, except SRO as in LT73821 and SRO Part 1, Plan 23R-4608; Red Lake

PIN 42005-0286 (LT)

Parcel 1296 SEC DPF; Mining Claim KRL 11507, Baird; Red Lake

PIN 42005-0285 (LT)

Parcel 1297 SEC DPF; Mining Claim KRL 11508, Baird, except SRO as in LT73821, Parts 10, 11 and 12, Plan 23R-4608 and Part 1, Plan 23R-8022; Red Lake

PIN 42005-0270 (LT)

Parcel 1304 SEC DPF; Mining Claim KRL 12529, Baird; Red Lake

PIN 42005-0119 (LT)

Parcel 3578 SEC DPF MRO; Mining Claim KRL 12522, Baird; Part Mining Claim KRL 12527, Baird, as in LT58006; Red Lake

A-10

PIN 42005-0070 (LT)

Parcel 4271 SEC DPF MRO; Part Mining Claim KRL 36016, Baird, not covered by the waters of Russet Lake; Red Lake

PIN 42005-0071 (LT)

Parcel 4272 SEC DPF MRO; Mining Claim KRL 36017, Baird; Red Lake

PIN 42005-0072 (LT)

Parcel 4273 SEC DPF MRO; Mining Claim KRL 36018, Baird, not covered by the waters of Russet Lake; Red Lake

PIN 42005-0081 (LT)

Parcel 4274 SEC DPF MRO; Part Mining Claim KRL 36019, Baird, not covered by the waters of Russet Lake; Red Lake

PIN 42005-0090 (LT)

Parcel 4275 SEC DPF MRO; Mining Claim KRL 38091, Baird, not covered by the waters of Russet Lake; Red Lake

PIN 42005-0091 (LT)

Parcel 4276 SEC DPF MRO; Mining Claim KRL 38092, Baird; Red Lake

PIN 42005-0089 (LT)

Parcel 4277 SEC DPF MRO; Part Mining Claim KRL 38094, Baird, not covered by the waters of Russet Lake; Red Lake

PIN 42005-0120 (LT)

Parcel 5259 SEC DPF; Mining Claims KRL 12523 and KRL 12522 excepting thereout and therefrom that portion of the above parcel transferred to Her Majesty the Queen in Right of Canada under Transfer LT58006; Mining Claim KRL 12521 excepting thereout and therefrom that portion of the Surface Rights (as to seventhly), vested in Her Majesty the Queen in Right of Ontario under LT73821; Mining Claim KRL 11509, Baird, amended by LT138124, excepting thereout and therefrom that portion of the Surface Rights of the above parcel vested in Her Majesty the Queen in Right of the Province of Ontario under LT73821; Mining Claim KRL 11506 excepting thereout and therefrom that portion of the Surface Rights of the above parcel vested in Her Majesty the Queen in Right of the Province of Ontario under LT73821; Mining Claim KRL 12527, Baird, excepting thereout and therefrom that portion of the above parcel transferred to Her Majesty the Queen in Right of Canada under Transfer LT58006 and except Part 1, Plan 23R-10828 SRO; Mining Claim KRL 12528, Baird, except SRO as in Plan 23R-5427 Parts 5, 14 to 20 the SRO on and over a strip of land one chain in perpendicular width along the shore of Ross Lake, subject to an Easement over Parts 9, 11 and 23, Plan 23R-5427 as in LT123741, as amended by LT155422; Subject to LT123745, Baird; Red Lake

A-11

(ii) Lands Situate in the Township of Heyson

PIN 42010-0104 (LT)

Parcel 1008 SEC DPF; Mining Claim KRL 12668, Heyson; Red Lake

PIN 42010-0102 (LT)

Parcel 1009 SEC DPF; Mining Claim KRL 12669, Heyson, being land and land covered with the water of part of a lake within the limits of this Mining Claim; Red Lake

PIN 42010-0103 (LT)

Parcel 1023 SEC DPF; Mining Claim KRL 12666, Heyson, being land and land covered with the water of part of a small lake within the limits of this Mining Claim; Red Lake

PIN 42010-0141 (LT)

Parcel 1288 SEC DPF; Mining Claim KRL 12639, Heyson, except SRO as in LT73822; Red Lake

PIN 42010-0108 (LT)

Parcel 1289 SEC DPF; Mining Claim KRL 12640, Heyson, being land and land covered with the water of part of Faulkenham Lake within the limits of this Mining Claim, reserving the SRO on and over a strip of land one chain in perpendicular width along the shore of Faulkenham Lake; Red Lake

PIN 42010-0142 (LT)

Parcel 1290 SEC DPF; Part Mining Claim KRL 12641, Heyson, except SRO as in LT73822; Red Lake

PIN 42010-0109 (LT)

Parcel 1302 SEC DPF; Mining Claim KRL 12838, Heyson, being land and land covered with the water of Faulkenham Lake within the limits of this Mining Claim, reserving the SRO on and over a strip of land one chain in perpendicular width along the shore of Faulkenham Lake; Red Lake

PIN 42010-0111 (LT)

Parcel 1520 SEC DPF; Mining Claim KRL 1189, Heyson, (Recorded as KRL 12677) except SRO as in LT73822; Red Lake

PIN 42010-0105 (LT)

Parcel 1521 SEC DPF; Mining Claim KRL 1190, Heyson, (Recorded as KRL 12676) except SRO as in LT73822; Red Lake

PIN 42010-0106 (LT)

Parcel 1522 SEC DPF; Mining Claim KRL 1191, Heyson, (Recorded as KRL 12673) except SRO as in LT73822; Red Lake

A-12

PIN 42010-0112 (LT)

Parcel 1525 SEC DPF; Mining Claim KRL 12678, Heyson, except SRO as in LT73822; Red Lake

PIN 42010-0115 (LT)

Parcel 1526 SEC DPF; Mining Claim KRL 12679, Heyson, being land and land covered with the water of Faulkenham Lake within the limits of this Mining Claim, reserving the SRO on and over a strip of land one chain in perpendicular width along the shores of Faulkenham Lake, except SRO Part 21, Plan 23R-4628 and SRO as in LT73822; Red Lake

PIN 42010-0113 (LT)

Parcel 1527 SEC DPF; Mining Claim KRL 12680, Heyson, being land and land covered with the water of Faulkenham Lake within the limits of this Mining Claim, reserving the SRO on and over a strip of land one chain in perpendicular width along the shores of Faulkenham Lake; Red Lake

PIN 42010-0110 (LT)

Parcel 1528 SEC DPF; Mining Claim KRL 12681, Heyson, being land and land covered with the water of Faulkenham Lake within the limits of this Mining Claim, reserving the SRO on and over a strip of land one chain in perpendicular width along the shore of Faulkenham Lake; Red Lake

PIN 42010-0114 (LT)

Parcel 1529 SEC DPF; Mining Claim KRL 12682, Heyson, being land and land covered with the water of Faulkenham Lake within the limits of this Mining Claim, reserving the SRO on and over a strip of land one chain in perpendicular width along the shores of Faulkenham Lake; Red. Lake

Remainder PIN 42010-0107 (LT)

Parcel 1530 SEC DPF; Mining Claim KRL 12683, Heyson, except SRO Part 22, Plan 23R-4628 and SRO as in LT73822; Red Lake

PIN 42010-0116 (LT)

Parcel 1531 SEC DPF; Mining Claim KRL 12684, Heyson, except SRO Parts 19 and 20, Plan 23R-4628 and SRO as in LT73822; Red Lake

PIN 42010-0096 (LT)

Parcel 1615 SEC DPF; Mining Claim K 1456, Heyson, (Recorded as KRL 12759) except SRO as in LT73822; Red Lake

PIN 42010-0095

Parcel 1616 SEC DPF; Mining Claim K 1457, Heyson, (Recorded as KRL 12758); Red Lake

PIN 42010-0125 (LT)

Parcel 1617 SEC DPF; Mining Claim KRL 12764, Heyson; Red Lake

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PIN 42010-0124 (LT)

Parcel 1618 SEC DPF; Mining Claim KRL 12765, Heyson; Red Lake

PIN 42010-0121 (LT)

Parcel 1619 SEC DPF; Mining Claim KRL 12766, Heyson; Red Lake

PIN 42010-0119 (LT)

Parcel 1625 SEC DPF; Mining Claim KRL 5447, Heyson, (Recorded as KRL 12760); Red Lake

PIN 42010-0118 (LT)

Parcel 1629 SEC DPF; Mining Claim KRL 19223, Heyson, except SRO as in LT73822; Red Lake

PIN 42010-0117 (LT)

Parcel 1630 SEC DPF; Mining Claim KRL 19224, Heyson; Red lake

PIN 42010-0122 (LT)

Parcel 1631 SEC DPF; Mining Claim. KRL 19225, Heyson; Red Lake

PIN 42010-0123 (LT)

Parcel 1632 SEC DPF; Mining Claim KRL 19226, Heyson; Red Lake

PIN 42010-0100 (LT)

Parcel 1633 SEC DPF; Mining Claim KRL 16672, Heyson, except SRO as in LT73822; Red Lake

PIN 42010-0120 (LT)

Parcel 1634 SEC DPF; Part Mining Claim KRL 16673, Heyson, except SRO Parts 14, 15 and 16, Plan 23R-4628 and SRO as in LT73822; Red Lake

PIN 42010-0146 (LT)

Parcel 1792 SEC DPF; Mining Claim, Heyson, excepting thereout and therefrom the SRO on and over the travelled road crossing said claim, except SRO in LT73772; Red Lake

PIN 42010-0145 (LT)

Parcel 1793 SEC DPF; Mining Claim KRL 19248, Heyson; Red Lake

PIN 42010-0144 (LT)

Parcel 1794 SEC DPF; Mining Claim KRL 19249, Heyson; Red Lake

PIN 42010-0143 (LT)

Parcel 1795 SEC DPF; Mining Claim KRL 19250, Heyson; Red Lake

PIN 42010-0140 (LT)

Parcel 1796 SEC DPF; Mining Claim KRL 19251, Heyson; Red Lake

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PIN 42010-0139 (LT)

Parcel 1797 SEC DPF; Mining Claim KRL 19252, Heyson; Red Lake

PIN 42010-0138 (LT)

Parcel 1798 SEC DPF; Mining Claim KRL 19253, Heyson; Red Lake

PIN 42010-0137 (LT)

Parcel 1799 SEC DPF; Mining Claim KRL 19254, Heyson; Red Lake

PIN 42010-0136 (LT)

Parcel 1800 SEC DPF; Mining Claim KRL, 19306, Heyson; Red Lake

PIN 42010-0135 (LT)

Parcel 1801 SEC DPF; Mining Claim KRL 19307, Heyson; Red Lake

PIN 42010-0134 (LT)

Parcel 1802 SEC DPF; Mining Claim KRL 19308, Heyson; Red Lake

PIN 42010-0128 (LT)

Parcel 1803 SEC DPF; Mining Claim KRL 19430, Heyson, being land and land covered with the water of part of an unnamed lake within the limits of this Mining Claim; Red Lake

PIN 42010-0133 (LT)

Parcel 1821 SEC DPF; Mining Claim KRL 19309, Heyson, being land and land covered with the water of part of an unnamed lake within the limits of this Mining Claim; Red Lake

PIN 42010-0132 (LT)

Parcel 1822 SEC DPF; Mining Claim KRL 19310, Heyson, being land and land covered with the water of part of an unnamed lake within the limits of this Mining Claim; Red Lake

PIN 42010-0131 (LT)

Parcel 1823 SEC DPF; Mining Claim KRL 19311, Heyson, being land and land covered with the water of part of an unnamed lake within the limits of this Mining Claim; Red Lake

PIN 42010-0130 (LT)

Parcel 1824 SEC DPF; Mining Claim KRL 19312, Heyson; Red Lake

PIN 42010-0129 (LT)

Parcel 1825 SEC DPF; Mining Claim KRL 19313, Heyson; Red Lake

PIN 42010-0126 (LT)

Parcel 1826 SEC DPF; Mining Claim KRL 19428, Heyson; Red Lake

PIN 42010-0127 (LT)

Parcel 1827 SEC DPF; Mining Claim KRL 19429, Heyson, being land and land covered with the water of part of an unnamed lake within the limits of this Mining Claim; Red Lake

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(iii) Lands in Both the Townships of Baird and Heyson

PIN 42005-0094 (LT)

Parcel 1006 SEC DPF; Mining Claim KRL 4, Baird/Heyson, (Recorded as KRL 12664); Red Lake

PIN 42005-0111 (LT)

Parcel 1523 SEC DPF; Mining Claim KRL 1192, Baird/Heyson, (Recorded as KRL 12674), reserving the SRO on and over a strip of land one chain in perpendicular width along the shore of Faulkenham Lake; Red Lake

PIN 42005-0106 (LT)

Parcel 1524 SEC DPF; Mining Claim KRL 15, Baird/Heyson, (Recorded as KRL 12675), reserving the SRO on and over a strip of land one chain in perpendicular width along the shores of Faulkenham Lake; Red Lake

FIFTHLY - LEASEHOLD LANDS:

Firstly: PIN 42010-0006 (LT)

Parcel 435 SEC DPL MRO; Mining Claims KRL 47990, 47991, 47992, 47993, 47994, 47995 and 47996, Heyson; Red Lake

Secondly: PIN 42010-0168 (LT)

Parcel 455 SEC DPL; Mining Claim KRL 51018 composed of the land and land under the waters of part of the unnamed lake; saving and excepting thereout and therefrom the SRO on and over a strip of land along the shores of the unnamed lake and which said strip of land is bounded by the high water mark of the unnamed lake and by a line, every point of which is distant 400 feet from the nearest point in the said high water mark, containing an area of 22.87 acres, more or less; Mining Claim KRL, 51019 saving and excepting thereout and therefrom the SRO on and over a strip of land along the shores of the unnamed lake and which said strip of land is bounded by the high water mark of the unnamed lake and by a line, every point of which is distant 400 feet from the nearest point in the said high water mark, containing an area of 6.38 acres, more or less; Mining Claim KRL 51020 composed of land and land under the waters of part of an unnamed lake; saving and excepting thereout and therefrom the SRO on and over a strip of land along the shores of an unnamed lake and which said strip of land is bounded by the high water mark of the unnamed lake and by a line, every point of which is distant 400 feet from the nearest point in the said high water mark, containing an area of 8.40 acres, more or less; Mining Claim KRL 51021 saving and excepting thereout and therefrom the SRO on and over a strip of land along the shores of Killoran Lake and an unnamed lake and which said strip of land is bounded by the high water mark of Killoran Lake and the unnamed lake and by a line, every point of which is distant 400 feet from the nearest point in the said high water mark, containing an area of 0.16 acres, more or less, Heyson; Red Lake

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Thirdly: PIN 42010-0169 (LT)

Parcel 455 SEC DPL; Mining Claim KRL 50992; Mining Claim KRL 50993 saving and excepting thereout and therefrom the SRO only on and over a strip of land along the shores of the unnamed lake and which said strip of land is bounded by the high water mark of the unnamed lake and by a line, every point of which is distant 400 feet from the nearest point in the said high water mark, containing an area of 15.24 acres, more or less, Heyson; Red Lake

Hagar Lands: PIN 42005-0069 (LT)

Parcel 560 SEC DPL; Mining Claims KRL 51290, KRL 51289, KRL 51288 and KRL 51287 being Parts 1, 2, 3 and 4, Plan 23R-3834, Baird; Red Lake.

SIXTHLY- LICENCE OF OCCUPATION

All the lands described in Mining Licence of Occupation No. 13528, consisting of 92.656 acres more or less, situate in the Township of Baird, in the District of Kenora (Patricia Portion) as shown on plans of survey by H. F. Keffer, Ontario Land Surveyor, of record in the Ontario Department of Lands and Forests, copies of which plans are attached to and form part of the Licence of Occupation. This Licence of Occupation covers, among other mining claims, Mining Claim KRL 38093.

SEVENTHLY - UNPATENTED MINING CLAIMS

KRL 1184231

KRL 1184902

KRL 1184229

EIGHTHLY – "A" MINING CLAIMS

The Mining Claims set out in this part will not appear from searching any PINs, but these Mining Claims originate from the original Crown patent. Accordingly, although not associated with a PIN, the following Mining Claims exist:

KRL 21316A

KRL 11509A

KRL 12527A

KRL 12642A

KRL 12643A

KRL 12644A

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KRL 12821A

KRL 12882A

B.	JAEL LANDS

FIRSTLY-MRO

PIN 42010-0150 (LT)

Parcel 6108 MRO, DPF; Mining Claims K.1423, K.1424, K.1425, K.1426, K.1427, K.1428, K.1429, K.1430, K.1431, K.1432, K.1433, K.1434, K.1435, K.1436, K.1437, K.1438, K.1439, K.1440, K.1441, K.1474, K.1475, K.1585, K.1586, K.1587, K.1588, K.1589, Heyson

EXCEPTING thereout and therefrom the Mining Rights of those parts of Mining Claim K.1427 being designated as Parts 1 and 2 as shown on a Plan of Survey of record in the Land Registry Office for the District of Kenora at Kenora, as Plan 23R-4628, and being further designated as Parts 1 and 2 on Plan D-47;

EXCEPTING thereout and therefrom the Mining Rights of those parts of Mining Claim K.1431 being designated as Parts 3 and 4 as shown on a Plan of Survey of record in the Land Registry Office for the District of Kenora at Kenora, as Plan 23R-4628, and being further designated as Parts 3 and 4 on Plan D-47

EXCEPTING thereout and therefrom the Mining Rights of those parts of Mining Claim K.1433 being designated as Parts 5 and 7 as shown on a Plan of Survey of record in the Land Registry Office for the District of Kenora at Kenora, as Plan 23R-4628, being further designated as Parts 5 and 6 on Plan D-47

EXCEPTING thereout and therefrom the Mining Rights of those parts of Mining Claim K.1435, being designated as Parts 9, 10, 11, 12 and 13 as shown on a Plan of Survey of record in the Land Registry Office for the District of Kenora at Kenora, as Plan 23R¬4628, being further designated as Parts 7, 8, 9, 10 and 11 on Plan D-47; Red Lake

SECONDLY – SRO

PIN 42010-0163 (LT)

Parcel 256 SEC DPF SRO; Mining Claim K.1585 Heyson; EXCEPTING MRO as in Instrument No. LT154319; Red Lake

PIN 42010-0154 (LT)

Parcel 353 SEC DPF; Mining Claim K.1433 Heyson; EXCEPTING SRO as in Instrument No. LT73772, SRO Parts 5 and 6, Plan D-47 and MRO as in Instrument No. LT154319, subject to LT30315 as transferred by LT31498; Red Lake

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PIN 42010-0158 (LT)

Parcel 354 SEC DPF SRO; Mining Claim K. 1434 Heyson; EXCEPTING MRO as in Instrument No. LT154319; Red Lake

PIN 42010-0149 (LT)

Parcel 355 SEC DPF; Mining Claim K.1435 Heyson; EXCEPTING SRO as in Instrument No. LT73772, SRO Parts 7, 8, 9, 10 and 11, Plan D¬47 and MRO as in Instrument No. LT154319; Red Lake

PIN 42010-0159 (LT)

Parcel 356 SEC DPF SRO; Mining Claim K.1436 Heyson; EXCEPTING MRO as in Instrument No. LT154319; Red Lake

PIN 42010-0161 (LT)

Parcel 357 SEC DPF SRO; Mining Claim K.1437 Heyson; EXCEPTING MRO as in Instrument No. LT154319; Red Lake

PIN 42010-0160 (LT)

Parcel 358 SEC DPF SRO; Mining Claim K.1438 Heyson; EXCEPTING MRO as in Instrument No. LT154319; Red Lake

PIN 42010-0099 (LT)

Parcel 360 SEC DPF SRO; Mining Claim K.1475 Heyson; EXCEPTING Instrument No. LT73772, subject to LT30315 as transferred by LT31498; Red Lake

PIN 42010-0166 (LT)

Parcel 361 SEC DPF SRO; Mining Claim K.1586 Heyson; EXCEPTING MRO as in Instrument No. LT154319; Red Lake

PIN 42010-0167 (LT)

Parcel 362 SEC DPF SRO; Mining Claim K.1587 Heyson; EXCEPTING MRO as in Instrument No. LT154319; Red Lake

PIN 42010-0164 (LT)

Parcel 363 SEC DPF SRO; Mining Claim K.1588 Heyson; EXCEPTING MRO as in Instrument No. LT154319; Red Lake

PIN 42010-0165 (LT)

Parcel 364 SEC DPF SRO; Mining Claim K.1589 Heyson; EXCEPTING MRO as in Instrument No. LT154319; Red Lake

PIN 42010-0028 (LT)

Parcel 1351 SEC DPF SRO; Mining Claim K.1423 Heyson; EXCEPTING Part 2 Plan 23R-5056; Red Lake

A-19

PIN 42010-0064 (LT)

Parcel 1352 SEC DPF SRO; Mining Claim K.1424 Heyson; EXCEPTING as in Instrument No. LT73772, Parts 1, 2, 3, 4, 5, 6, 7 & 8 Plan 23R-4435, Part 3 Plan 23R-4713, Parts 1, 2, 3, 4, 5, 7, 9, 16, 17, 18 and 21 Plan 23R-5146 and Part 6 Plan 23R-5145; Red Lake

PIN 42010-0065 (LT)

Parcel 1353 SEC DPF SRO; Mining Claim K.1425 Heyson being land and land covered with the waters of part of Clara Lake lying within the limits of this Mining Claim; EXCEPTING as in Instrument No. LT73772, Parts 1 and 2 Plan 23R-4713, Parts 6, 8, 10 to 15, 22, 23, 24 and 25 Plan 23R-5146, Except Parts 2, 4 and 5 Plan 23R-5145; RESERVING the SRO on and over a strip of land one chain in perpendicular width along the shore of Clara Lake; Red Lake

PIN 42010-0068 (LT)

Parcel 1353 SEC DPF SRO; Mining Claim K.1425 Heyson Part 2 Plan 23R-5145; being land and land covered with the waters of part of Clara Lake lying within the limits of this Mining Claim; RESERVING the SRO on and over a strip of land one chain in perpendicular width along the shore of Clara Lake; Red Lake

PIN 42010-0063 (LT)

Parcel 1354 SEC DPF SRO; Mining Claim K.1426 Heyson; EXCEPTING Part 5 Plan 23R-5056; Red Lake

PIN 42010-0007 (LT)

Parcel 1355 SEC DPF SRO; Mining Claim K.1427 Heyson; EXCEPTING SRO Parts 1 and 2, Plan D-47, SRO Part 3, Plan 23R-5145, SRO as in Instrument No. LT73772 and MRO as in Instrument No. LT54319; Red Lake

PIN 42010-0062 (LT)

Parcel 1356 SEC DPF SRO; Mining Claim K.1428 Heyson; Red Lake

PIN 42010-0078 (LT)

Parcel 1357 SEC DPF SRO; Mining Claim K.1429 Heyson; Red Lake

PIN 42010-0157 (LT)

Parcel 1358 SEC DPF SRO; Mining Claim K.1430 Heyson; EXCEPTING MRO as in Instrument No. LT154319; Red Lake

PIN 42010-0008 (LT)

Parcel 1359, SEC DPF SRO; Mining Claim K.1431 Heyson; EXCEPTING SRO as in Instrument No. LT73772, SRO Parts 3 and 4, Plan D-47, MRO as in Instrument No. LT154319 and SRO Parts 3 and 4, Plan 23R-5182; Red Lake

A-20

PIN 42010-0085 (LT)

Parcel 1360 SEC DPF SRO; Part Mining Claim K.1432 Heyson being land and land covered with the water of part of Bobs Lake within the limits of this Mining Claim; RESERVING the SRO on and over a strip of land one chain in perpendicular width along the shore of Bobs Lake; EXCEPTING Parts 1 and 2 Plan 23R-5182; Red Lake

PIN 42010-0090 (LT)

Parcel 1361 SEC DPF SRO; Mining Claim K.1439 Heyson being land and land covered with the water of part of Clara Lake within the limits of this Claim; RESERVING the SRO on and over a strip of land one chain in perpendicular width along the shore of Clara Lake; Red Lake

PIN 42010-0091 (LT)

Parcel 1362 SEC DPF SRO; Mining Claim K.1440 Heyson being land and land covered with the water of part of Clara Lake within the limits of this Claim; RESERVING the SRO on and over a strip of land one chain in perpendicular width along the shore of Clara Lake; Red Lake

PIN 42010-0092 (LT)

Parcel 1363 SEC DPF SRO; Mining Claim K.1441 Heyson, being land and land covered with the water of part of Clara Lake within the limits of this Mining Claim; RESERVING the SRO on and over a strip of land one chain in perpendicular width along the shore of Bobs Lake; Red Lake

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Schedule "B"
BUILDINGS AND EQUIPMENT

The following Building and Equipment form part of the Assets:

1. Madsen Property Information

Headframe/Hoist House

Ore Bin Building/Shaft House and Contents

Mine Dry Building/Office Complex

Cold Storage Shed

Electrical Shop Building and Contents

Electrical Substation

Ore Conveyor Gallery

Concentrator/Mill and Contents

Gatehouse

Shop/Air Compressor Building and Contents

Tailings Dams

Mine Furnishings/Clothing/Etc.

Mineshaft/Timber/Services

U/G Sub Station

Cage/Skip

U/G Electrical

2. Headframe/shop/dry/electrical shop complete list:

Transformer

Benshaw timer for shaft pump

2 Mancha loci's and charger

B-1

6 underground flat cars

4 stroke Yamaha boat motor

3 x 350 hp Mackie pump motors

Komatsu loader

Maintenance crosshead for the service compartment

Surface air vent fan (40hp) and silencer

3 trucks

13 stage Grunewald shaft pump

cap/powder magazines

3. Mill/Office Complex

2 coresaws

Propane heater

2 sections of core layout table

Mettler specific gravity scale

digitizer tablet

HP plotter

6 computers and associated laptops and printers

2 quads

4. Flat Lake House (191 Flat Lake Road - KRL 12706 PIN 42005-0290)

The items specifically listed below do not form part of the Assets:

Roll of electrical cable

2 stoper drills

2 jackleg drills

3 air tugger hoists

B-2

Mitre saw

Bench saw

3 electrical grinders

Electric air compressor

Drill press

2 chop saws

30" air conditioner

Arc welder

Karcher pressure washer

Oxyacetylene torch

Diesel water pump

Spare grinding balls

B-3

Schedule "C"
CONTRACTS

1.	Flat Lake Agreements

The Vendor has entered into 10 License Agreements, the specifics of which are detailed below. Pursuant to the License Agreements, the Vendor has granted to each Licensee a non-exclusive right and license for a period of 10 years commencing the 1st day of January, 2004 (the "Initial Term"), to build a residence or cabin on the land specified in the License Agreement. Provided the Licensee is not in default under the License Agreement, the Licensee has a right to renew the License Agreement for 4 separate renewal terms of 10 years. The license fee for the Initial Term was $100, subject to change for each subsequent renewal term. Pursuant to the License Agreements, the Vendor can terminate a License Agreement if the Vendor makes a bona fide determination that it requires all or part of the land for its mining or milling operations, provided the Vendor gives the Licensee 60 days written notice.

a)	License Agreement between the Vendor and George Wesolowski effective January 1, 2004, respecting the following mining claim:

•	KRL# 12963 ROLL # 6095-000-010-11800-0001

b)	License Agreement between the Vendor and Michelle Metzner effective January 1, 2004, respecting the following mining claim:

•	KRL# 12963 ROLL # 6095-000-010-11800-0002

c)	License Agreement between the Vendor and Hans Metzner effective January 1, 2004, respecting the following mining claims:

•	KRL# 12963 ROLL # 6095-000-010-11800-0003
•	KRL# 12963 ROLL # 6095-000-010-11800-0007
•	KRL# 12963 ROLL # 6095-000-010-11800-0009

d)	License Agreement between the Vendor and A. Peter Hagedorn effective January 1, 2004, respecting the following mining claims:

•	KRL# 12706 & # 12963 ROLL # 6095-000-010-11800-0004

e)	Licence Agreement between the Vendor and Ralph Metzner effective January 1, 2004, respecting the following mining claims:

•	KRL # 12706 & # 12963 ROLL # 6095-000-010-11800-0005

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f)	License Agreement between the Vendor and Mitch Rogowsky effective January 1, 2004, respecting the following mining claim:

•	KRL # 12706 ROLL # 6095-000-010-11800-0006

g)	License Agreement between the Vendor and Hans & Annemarie Metzner effective January 1, 2004, respecting the following mining claim:

•	KRL # 12963 ROLL # 6095-000-010-11800-0008

h)	License Agreement between the Vendor and Peter & Daniel Wesolowski effective January 1, 2004, respecting the following mining claim:

•	KRL # 12963 ROLL # 6095-000-010-11800-0010

i)	License Agreement between the Vendor and Franklin Mullen effective January 1, 2004, respecting the following mining claim:

•	KRL # 12963 ROLL # 6095-000-010-11800-0011

j)	License Agreement between the Vendor and Bill Paryniuk effective June 30, 2004, respecting the following mining claims:

•	KRL #12706 & #12963 ROLL #6095-000-010-11800-0012

2.	Lease Agreement

The Vendor entered into a Lease Agreement with Bill Paryniuk (the "Lessee") dated February 2, 2009. Pursuant to the Lease Agreement, the Lessee is permitted to lease a structural steel building, contents and adjacent lands situated on Claim #K1429 Township of Heyson, in the Province of Ontario. The term of the Lease Agreement is 5 years commencing January 1, 2009. Under the Lease Agreement, the Lessee is required to pay to the Vendor $1.00 per year plus all occupancy costs. The Lease Agreement can be terminated by the Lessee or the Vendor on 90 days prior written notice.

3.	Credit Agreement with Norrep Credit Opportunities Fund Inc.

The Vendor entered into a Credit Agreement with Norrep Credit Opportunities Fund Inc. in its capacity as General Partner of Norrep Credit Opportunities Fund II, LP and Norrep Credit Opportunities Fund II (Parallel), LP (the "Lender") dated April 5, 2013. Pursuant to the Credit Agreement, the Vendor borrowed the principal amount of $25,000,000 from the Lender. To secure the loan, the Lender was granted a security interest in all of the undertaking and property of the Vendor, including:

C-2

•	all accounts;

•	all chattel paper, instruments, documents of title and intangibles (including, without limitation, all patents, patent applications, trade-marks, trade-mark applications, tradenames, trade secrets, goodwill, copyrights, registrations, licenses, franchises, customer lists, tax refund claims, claims against carriers and shippers, guarantee claims, contracts rights, security interests, security deposits and any rights to indemnification);

•	all inventory;

•	all goods (other than inventory) including equipment, vehicles and fixtures;

•	all deposits and cash and any other property of the Vendor in the possession, custody or control of the Lender or any agent or any parent, affiliate or subsidiary of the Lender or any participant with the Lender in the loan for any purpose;

•	all real, immovable and leasehold property of the Vendor and all easements, rights-of-ways, privileges, benefits, licenses, improvements and rights of the Vendor whether connected therewith or appurtenant thereto or separately owned or held, including without limitation, all structures, plants and other fixtures; and

•	all additions and accessions to, substitutions for, and replacements, products and proceeds of the foregoing property, including, without limitation, proceeds of all insurance policies insuring the foregoing property, and all of the Vendor books and records relating to any of the foregoing and to the Vendor's business.

4.	Credit Agreement with Canadian Western Bank

The Vendor entered into a Credit Agreement with Canadian Western Bank (the "Lender") on the terms and conditions outlined in a Commitment Letter dated September 23, 2013. Pursuant to the Commitment Letter, the Lender granted the following credit facilities to the Vendor:

Loan Segment (1):	Demand Operating/Overdraft $10,000,000;

Loan Segment (2):	Demand Loan $5,000,000;

Loan Segment (3):	Letters of Credit Totaling $2,237,201; and

Loan Segment (4):	Demand/Lease Loans for Equipment (Balance Outstanding at date of Credit Agreement: $4,684,162).

To secure the credit facilities, the Lender was granted a first security interest in all present and after acquired assets of the Vendor, including inventories and receivables, and a first charge on all equipment of the Vendor, including Seabee Mine assets and Madsen Gold assets.

C-3

Schedule "D"
PERMITTED ENCUMBRANCES

PART 1:	GENERAL

1.	All reservations, limitations, provisos and conditions expressed in any original grant or lease patents from the Crown;

2.	The exceptions and qualifications contained in the Land Titles Act, save and except Section 44(11);

3.	All unregistered rights, interests and privileges in favour of the Crown under or pursuant to any applicable statute or regulation, provided same do not arise as a result of any failure to comply with a governmental requirement;

4.	Any right of expropriation, access or user, or any similar rights conferred by or reserved in any statutes of Canada or the Province of Ontario;

5.	Liens for realty taxes, rates, assessments or governmental charges or levies in respect of the Madsen Project not yet due and payable;

6.	The right of any person to the lands or any part thereof through length of adverse possession, prescription, or misdescription of boundaries settled by convention;

7.	Any right of way, water course and right of water and other easements not disclosed by registered title not yet due and payable;

8.	Undetermined or inchoate liens and charges incidental to current construction or current operations, which have not been filed or registered in accordance with applicable law or of which written notice has not at the time been duly given in accordance with the applicable law or which relate to obligations neither due nor delinquent or have by operation of aw expired or been extinguished;

9.	Any unregistered lien created or imposed by law (other than liens for realty taxes and construction liens) which has not yet become enforceable;

10.	Defects or irregularities in title which are of a minor nature and do not in the aggregate impair the value or the use of the Lands affected thereby for the purposed for which it is held by the Vendor;

D-1

11.	All applicable governmental orders, laws, bylaws and regulations provided that the same have either been complied with in all respects or any contraventions thereof are of a minor nature and do not affect the intended use of that portion of the Lands affected thereby;

12.	Unregistered licenses, easements, rights-of-way and rights in the nature of easements (including, without in any limiting the generality of the foregoing, licenses, easements, rights-of-way and rights in the nature of easements for sidewalks, public ways, sewers, drains, gas, steam and water mains or electric light and power, or telephone and telegraph conduits, poles, wires and cables) which will not in the aggregate materially and adversely impair the use of the properties for the purpose for which it is held by the Vendor;

13.	Any unregistered agreement, claim or encumbrance of which the Purchaser has actual notice;

14.	Zoning and building by-laws and ordinances, municipal by-laws and regulations, and restrictive covenants, which do not materially interfere with or prohibit the use of the properties for the purposes for which such properties are held by the Vendor;

15.	Aboriginal Claims that may be made or established by any Aboriginal Group, provided that nothing in this Agreement is to be construed or taken by either Party or any other Person to be an acknowledgement or admission of the validity of any such Aboriginal Claim.

PART 2:	ASSET SPECIFIC LIST

A. MADSEN PROJECT REAL PROPERTY

MADSEN LANDS (as at November 20, 2013)

AIKEN-RUSSET LANDS - FREEHOLD

1.	Parcels 1496 to 1501, 1513, 1514, 1907 to 1912, 2239 to 2243, 2248 to 2276, 2434 and 2435 are subject to a Notice registered as Instrument No. LT53683 on February 22, 1956 from the Deputy Minister of Mines to the Local Master of Titles giving notice of liability to taxation in respect of the lands and mining rights pursuant to Section 215 of The Mining Act.

2.	Mining Claims KRL 19367, KRL 19368, KRL 19719, KRL 19720, KRL 21316, KRL 21317, KRL 21318, KRL 21316A, KRL 19684, KRL 19685, KRL 19686, KRL 19687, KRL 19688, KRL 19278, KRL 19279, KRL 19280, KRL 19281, KRL 20169, KRL 20170, KRL 20171, KRL 18728, KRL 18729, KRL 18778, KRL 20585, KRL 20586, KRL 20587, KRL 20588, KRL 20585A, KRL 20586A, KRL 20587A, KRL 21378, KRL 19788, KRL 21273, KRL 21274, KRL 21275, KRL 21276, KRL 21277, KRL 21278, KRL 21280 and KRL 21281 are subject to a 2 percent net smelter return royalty, to a maximum of $2 million, held by previous property holders United Reef Limited and Canhorn Mining Corporation.

D-2

STARRATT NICKEL LANDS - MINERAL AND SURFACE RIGHTS

3.	Parcels 1415, 1416, 1423 to 1436 and 7119 are subject to a Mechanics Lien registered as Instrument No. LT66498 on May 17, 1961 by Charles Donaldson charging the lands in the amount of $477.20 (claim for diamond drilling) and $30.00 (lien cost) pursuant to The Mechanics' Lien Act.

4.	Parcels 1415, 1416, 1423 to 1436 and 7119 are subject to a Mechanics Lien registered as Instrument No. LT66499 on May 17, 1961 by Charles Donaldson charging the lands in the amount of $370.00 (claim for diamond drilling) and $30.00 (lien cost) pursuant to The Mechanics' Lien Act.

5.	Parcels 1416 and 7119 are subject to an Order registered as Instrument No. LT151980 on March 29, 1982 being a restricted area order made under the Planning Act prohibiting the erection of any building or structure on the lands for human habitation and prohibiting any use of the lands or erection of buildings or structures except diamond drilling and buildings and structures accessory thereto.

MADSEN LANDS - FREEHOLD

Lands Situate in the Township of Baird

6.	Parcel 5259 is subject to a Transfer of Easement registered as Instrument No. LT 123741 on May 30, 1977 in favour of Madsen Community Association Inc. over a portion of the lands for the purpose of permitting the transferee (and its successors and assigns) to discharge sanitary sewage effluent and storm water into, across and along such lands.

7.	Parcel 5259 is subject to a Transfer of Easement registered as Instrument No. LT 123745 on May 30, 1977 in favour of Ontario Hydro and Bell Canada over a portion of the lands for the purpose of constructing, repairing, replacing, inspecting, operating and maintaining their respective lines of telephone, telegraph and telecommunication and electric power transmission and service wires.

(ii) Lands Situate in the Township of Heyson

None.

(iii) Lands Situate in Both the Townships of Baird and Heyson

None.

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LEASEHOLD LANDS

8.	Parcel 435 is subject to a Notice of Renewal of Crown Lease registered as Instrument No. LT240301 on June 26, 1995 in favour of Madsen Gold Corp. with respect to the Crown Mining Lease (Mining Rights Only) registered as Instrument No. LE2990 on March 28, 1972.

9.	Parcel 455 is subject to a Notice of Renewal of Crown Lease registered as Instrument No. LT240302 on June 26, 1995 in favour of Madsen Gold Corp. with respect to the Crown Mining Lease registered as Instrument No. LE2990 on March 28, 1972.

10.	Parcel 560 is subject to Notice of Renewal of Crown Lease registered as Instrument No. LT263288 on December 16, 1998 in favour of Madsen Gold Corp. with respect to the Crown Mining Lease registered as Instrument No. LT123519 on May 12, 1977.

11.	Parcel 560 is subject to a Notice of Option to Purchase Land registered as Instrument No. LT233411 on June 9, 1994 granting an option in favour of Madsen Gold Corp. to purchase four unpatented mining claims and four mining leases.

UNPATENTED MINING CLAIM

None.

JAEL LANDS (as at November 20, 2013)

1.	Parcels 353 to 355 and 360 are subject to a Vesting Order registered as Instrument No. LT30315 on February 9, 1938 granting Madsen Red Lake Gold Mines Limited the right to enter on a Right of Way 100 feet wide, being 50 feet in perpendicular width across Mining Claims K. 1425, K. 1430, K. 1433, K. 1434, K. 1435, K. 1474 and K. 1475, for the purpose of transmitting electricity.

2.	Parcels 353 to 355 and 360 are subject to a Transfer of Easement registered as Instrument No. LT31498 on August 7, 1939 in favour of the Hydro-Electric Power Commission of Ontario over a Right of Way 100 feet wide for the purpose of transmitting electricity across Mining Claims K. 1476, K. 1475, K. 1474, K. 1435, K. 1433, K. 1434, K. 1430, K. 1425, K. 1378, K. 1377, K. 1376 and K. 1367, Township of Heyson in the District of Kenora, which easement is registered as Parcel 1143.

3.	Parcels 353, 355, 1355 and 1359 are subject to a Declaration of Abandonment registered as Instrument No. LT161541 on October 25, 1983 by the Minister of Transportation and Communications of part of Mining Claims K. 1427, K. 1431, K. 1433 and K. 1435 designated as Parts 1, 2, 3, 4, 5, 6, 7, 8, 9, 10 and 11 on Expropriation Plan D47 registered March 13, 1980 (Affects Mining Claims K. 1433, K. 1435, K. 1427 and K. 1431 only).

4.	Parcels 353, 355, 1355 and 1359 are subject to a Declaration of Service registered as Instrument No. LT162033 on November 18, 1983 by Robert W. Belle, Title Processing Supervisor for the Ministry of Transportation and Communications regarding Declaration of Abandonment (Instrument No. LT161541 registered on October 25, 1983, affecting Mining Claims K. 1433, K. 1435, K. 1427 and K. 1431 only).

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5.	Parcels 353 to 355 and 360 are subject to a Land Registrar's Order registered as Instrument No. LT303037 on February 15, 2005 ordering the closure of Parcel 1143DPF and entering Transfer of Easement No. 30315 on Parcels 4, 5, 6, 49, 353, 354, 355, 360 and 869.

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Schedule "E"
PURCHASER’S AUTHORIZATIONS

1.	Acceptance of the TSX Venture Exchange

As a condition of its listing agreement with the TSX Venture Exchange, the Purchaser is required to obtain the acceptance of the TSX Venture Exchange to the Agreement.

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Schedule "F"
VENDOR’S AUTHORIZATIONS AND PERMIT MATTERS

1.	Canadian Western Bank

The Vendor entered into a Credit Agreement with Canadian Western Bank, the details of which are set out in Schedule "C". Pursuant to the Credit Agreement, the Vendor will be required to obtain the prior written consent and discharge of the Lender before transferring any of the Assets.

2.	Norrep Credit Opportunities Fund Inc.

The Vendor entered into a Credit Agreement with Norrep Credit Opportunities Fund Inc. in its capacity as General Partner of Norrep Credit Opportunities Fund II, LP and Norrep Credit Opportunities Fund II (Parallel), LP, the details of which are set out in Schedule "C". Pursuant to the Credit Agreement, the Vendor will be required to obtain the prior written consent and discharge of the Lender before transferring any of the Assets.

3.	Permit to Take Water 6718-6XGRDW (Reference Number 7806-6V6L5Q)

The Permit to Take Water 6718-6XGRDW (the "Water Permit") was granted by the Ontario Ministry of the Environment to the Vendor on January 15, 2007. The Water Permit grants the taking of water from #2 Mine Shaft located at Madsen Mine for the purpose of mine dewatering. The Water Permit is valid until January 14, 2017. The Water Permit is not transferable.

The Vendor is required to report any change in ownership of the property for which the Water Permit is issued to the Director, as appointed pursuant to section 5 of the Ontario Water Resources Act, within 30 days of any such change. A change in ownership in the property shall cause the Water Permit to be cancelled.

4.	Certificate of Approval pursuant to Section 53 of the Ontario Water Resources Act

The Ontario Ministry of the Environment (the "Ministry") granted the Vendor an Amended Certificate of Approval, Industrial Sewage Works Number 0047-7V9PW9, on August 16, 2010 (the "Certificate of Approval"). Pursuant to the Certificate of Approval, the Vendor is required to notify the District Manager of the Kenora Area Office of the Ministry and the Director appointed pursuant to section 5 of the Ontario Water Resources Act, in writing, of a change in owner, or operating authority, or both, within 30 days of the change of occurring. In addition, the Vendor is required to notify in writing the succeeding owner of the existence of this Certificate of Approval (including the Certificate of Approval Number), and forward a copy of such notice to the District Manager of the Kenora Area Office of the Ministry.

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Schedule "G"
ENVIRONMENTAL MATTERS

1.	Madsen Inspection 2012

On July 11, 2012, the Ontario Ministry of Northern Development and Mines (the "MNDM") inspected the Madsen Mine and prepared a Mine Rehabilitation Inspection Report (the "Report"). Pursuant to the Report, the MNDM made the following recommendations with respect to the Madsen Mine:

a)	The status of two historic mine openings on the property remain unclear. These suspected openings include a second raise in the 2-15 Stope area and a raise in close proximity to the No. 2 Shaft. Provisions for locating and rehabilitating these openings will be required in a CPA.

b)	Although Claude Resources has made efforts to determine the long term stability of crown pillars on the Madsen Mine site, further work is required to ensure that crown pillars on site are long term stable. Additional field work via bore hole camera logging and stope cavity measurements was recommended and was planned for 2011, however this work was not completed and has been deferred to 2013. This work should be carried out in accordance with the requirements outlined in Part 3 of the Mine rehabilitation Code.

c)	In the letter dated April 12, 2013 from Gordon MacKay, MNDM indicated that it would consider a payment schedule for financial assurance related to the required closure plan amendment. This payment schedule is a payment of $884,645 due July 1, 2013 and $884,645 due November 1, 2013. This payment schedule needs to be incorporated in Section 13 of a revised CPA, which will be due on November 1, 2013. We have undertaken a cursory review of your CPA, submitted back on August 12, 2011 and have determined that Section 14.0 Aboriginal Peoples Consultation is deficient. The information presented in this section and Appendix 8 is inadequate to enable us to determine if Lac Seul First Nation, Wabauskang First Nation and the Metis Nation of Ontario have been sufficiently consulted on this project. Therefore, the August 2011 CPA was returned to you as a part of the April 12, 2013 letter.

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d)	As of April 1, 2013 the Mining Act and Regulation 240/00 section 8.1(1)(a) requires the proponent to give notice to the Director by submitting a Notice of Project Status ("NPS") or a Notice of Material Change ("NMC") as appropriate and 8.1(1)(b) conduct consultation with Aboriginal communities as directed. Please provide an updated NPS by May 15, 2013 along with an updated project schedule. Upon receipt of the updated NPS, you will be provided direction on which aboriginal communities to consult with regarding the Madsen Advanced Exploration Project.

As recommended by the MNDM, the Vendor prepared a NPS dated May 1, 2013 and sent the NPS to the Director in Sudbury.

2.	2013 PCB Storage Site Inspection Report

The Ontario Ministry of the Environment (the "Ministry") prepared a PCB Storage Site Inspection Report respecting the Madsen Mine PCB Site Number 60286A025; Generator Registration Number ON0491700 (the "PCB Inspection"). The Inspection Start Date was June 17, 2013 and the Inspection Finish Date was July 30, 2013. Pursuant to the PCB Inspection, the Ministry requested a response from the Vendor by September 30, 2013, indicating the Vendor's intention with respect to the PCB Storage Site. By letter dated October 21, 2013, the Vendor indicated that it had made the decision to close the PCB Storage Site.

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